UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2007.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
———————————————————————————————————
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
———————————————————————————————————
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date November 23, 2007	By	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arisingfrom or in reliance upon the whole or any part of the contents of this circular.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

(1) SUBSCRIPTION OF NEW H SHARES BY
SINGAPORE AIRLINES LIMITED AND LENTOR INVESTMENTS PTE. LTD.

(2) SUBSCRIPTION OF NEW H SHARES BY
CHINA EASTERN AIR HOLDING COMPANY AND CONNECTED TRANSACTION

(3) PROPOSED APPOINTMENTS OF NEW NON-EXECUTIVE DIRECTORS

(4) PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

(5) PROPOSED PURCHASE OF LIABILITY INSURANCE FOR
DIRECTORS AND SENIOR OFFICERS

Independent financial adviser to the independent board committee and independent shareholders of
China Eastern Airlines Corporation Limited

SHENYIN WANGUO CAPITAL (H.K.) LIMITED

A letter from the board of directors of China Eastern Airlines Corporation Limited (the “Company”) is set out on pages 5 to 26 of this circular. A letter from the independent board committee of the Company is set out on page 27 of this circular. A letter from Shenyin Wanguo Capital (H.K.) Limited, the independent financial adviser to the independent board committee and independent shareholders of the Company, is set out on pages 28 to 39 of this circular.

An extraordinary general meeting of the Company (the “EGM”) and separate class meetings of the holders of H shares of the Company (“H Shareholders Class Meeting”) and the holders of A shares of the Company, will be held at Meeting Centre, Shanghai Homeyo Hotel (上海航友賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China at 1:30 p.m. and 2:00 p.m. respectively on Tuesday, 8 January 2008. Notices of EGM and H Shareholders Class Meeting dated Friday, 23 November 2007 setting out the resolutions to be approved at the EGM and the H Shareholders Class Meeting are set out at the end of this circular. Proxy forms for use at the EGM and the H Shareholders Class Meeting and the attendance slips are also despatched together with this circular. If you intend to attend the EGM and/or the H Shareholders Class Meeting, you should complete and return the attendance slip in accordance with the instructions printed thereon as soon as possible.

Whether or not you intend to attend the EGM and/or the H Shareholders Class Meeting, you are requested to complete and return the proxy form in accordance with the instructions thereon and return it to Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event not later than 24 hours before the time appointed for holding such meetings or any adjournment thereof.

Completion and return of the proxy form will not preclude you from attending and voting at the EGM and/or the H Shareholders Class Meeting should you so wish.

23 November 2007

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“9 November 2007 Announcement”	means the announcement of the Company dated 9 November 2007 in relation to the Share Subscriptions;

“A Shareholders Class Meeting”
means the shareholders’ meeting to be convened for the holders of A Shares at Meeting Centre, Shanghai Homeyo Hotel (上海航友賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China at 2:00 p.m. on Tuesday, 8 January 2008, or any adjournment thereof, to consider, and if thought fit, approve the issue of new H Shares pursuant to the Share Subscriptions;

“A Shares”	means the ordinary shares issued by the Company, with a Renminbi-denominated par value of RMB1.00 each, which are subscribed for and paid up in Renminbi and are listed on the Shanghai Stock Exchange;

“Additional Shares”	means additional shares arising from the Investor Subscription Shares or, as the case may be, the CEA Holding Subscription Shares, as a result of an equity reorganization of the Company;

“Air China”	means Air China Limited;

“Articles of Association”	means the articles of association of the Company;

“associate(s)”	has the meaning ascribed thereto under the Listing Rules;

“Board”	means the board of the directors of the Company;

“CEA Holding”
means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company holding approximately 59.67% of its issued share capital as at the Latest Practicable Date;

“CEA Holding Subscription”	means the subscription for new H Shares in the Company by CEA Holding pursuant to the CEA Holding Subscription Agreement;

DEFINITIONS

“CEA Holding Subscription Agreement”
means the subscription agreement dated 9 November 2007 between CEA Holding and the Company under which CEA Holding agrees to subscribe for, and the Company agrees to issue, 1,100,418,000 new H Shares at the subscription price of HK$3.80 per share;

“CEA Holding Subscription Shares”	means the 1,100,418,000 new H Shares subscribed for by CEA Holding pursuant to the CEA Holding Subscription Agreement;

“Class Meetings”	means the A Shareholders Class Meeting and the H Shareholders Class Meeting;

“Company”
means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H Shares, A Shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“connected person(s)”	has the meaning ascribed thereto under the Listing Rules;

“Cooperation Agreement”	means the cooperation agreement dated 9 November 2007 between the Company and SIA;

“CSA”	means China Southern Airlines Company Limited;

“Directors”	means the directors of the Company;

“EGM”
means the extraordinary general meeting of the Company to be convened at Meeting Centre, Shanghai Homeyo Hotel (上海航友賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China at 1:30 p.m. on Tuesday, 8 January 2008, or any adjournment thereof, to separately consider and, if thought fit, approve, among other things, the Share Subscriptions;

“Group”	means the Company and its subsidiaries;

“H Shareholders Class Meeting”
the shareholders’ meeting to be convened for the holders of H Shares at Meeting Centre, Shanghai Homeyo Hotel (上海航友賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China at 2:00 p.m. on Tuesday, 8 January 2008, or any adjournment thereof, to consider, and if thought fit, approve the issue of new H Shares pursuant to the Share Subscriptions;

DEFINITIONS

“H Shares”
means the ordinary shares issued by the Company, with a Renminbi-denominated par value of RMB1.00 each, which are subscribed for and paid up in a currency other than Renminbi and are listed on the Stock Exchange;

“HK$”	means Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	means the Hong Kong Special Administrative Region of the PRC;

“Independent Board Committee”	means the independent board committee of the Company comprising the independent non-executive Directors to advise the Independent Shareholders in relation to the CEA Holding Subscription;

“Independent Shareholders”	means the shareholders of the Company, other than CEA Holding and its associates;

“Investor Subscription Agreement”
means the subscription agreement dated 9 November 2007 among the Company, SIA and Temasek under which (1) SIA agrees to subscribe for, and the Company agrees to issue, 1,235,005,263 new H Shares, and (2) Temasek agrees to subscribe for, and the Company agrees to issue, 649,426,737 new H Shares, in each case at the subscription price of HK$3.80 per share;

“Investor Subscription Shares”
means the 1,235,005,263 new H Shares in the Company subscribed for by SIA and the 649,426,737 new H Shares in the Company subscribed for by Temasek, in each case pursuant to the Investor Subscription Agreement;

“Investor Subscriptions”	means the subscriptions for new H Shares in the Company by SIA and Temasek pursuant to the Investor Subscription Agreement;

“Latest Practicable Date”	means 20 November 2007, being the latest practicable date for ascertaining certain information referred to in this circular prior to the printing of this circular;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

DEFINITIONS

“Lock-up Period”	means a period of three years from the date of completion of the Investor subscriptions;

“Personnel Secondment Agreement”	means the personnel secondment agreement dated 9 November 2007 between the Company and SIA;

“PRC”	means the People’s Republic of China;

“RMB”	means Renminbi yuan, the lawful currency of the PRC;

“SFO”	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“Share Subscriptions”	means the Investor Subscriptions and the CEA Holding Subscription;

“Shareholders Agreement”	means the shareholders agreement dated 9 November 2007 between CEA Holding, SIA and Temasek;

“Shenyin Wanguo Capital”
means Shenyin Wanguo Capital (H.K.) Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders and a licensed corporation to carry on type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO;

“SIA”	means Singapore Airlines Limited, a company incorporated in the Republic of Singapore, whose shares are listed on the Singapore Exchange Securities Trading Limited;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“Temasek”	means Lentor Investments Pte. Ltd., an indirect, wholly owned subsidiary of Temasek Holdings (Private) Limited; and

“US$”	means US dollars, the lawful currency of the United States.

LETTER FROM THE BOARD

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

Directors:		Legal address:
Li Fenghua	(Chairman, Non-executive Director)	66 Airport Street
Li Jun	(Vice Chairman, Non-executive Director)	Pudong International Airport
Luo Chaogeng	(Non-executive Director)	Shanghai
Cao Jianxiong	(President, Executive Director)	The People’s Republic of China
Luo Zhuping	(Executive Director)
Head office:
Independent non-executive Directors:		2550 Hongqiao Road
Hu Honggao		Shanghai
Peter Lok		The People’s Republic of China
Wu Baiwang
Zhou Ruijin		Principal place of business in Hong Kong:
Xie Rong		5th Floor, McDonald’s Building
48 Yee Wo Street
Hong Kong

Hong Kong share registrar and transfer office:
Hong Kong Registrars Limited
Rooms 1712-1716
17th Floor Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong

23 November 2007

To the shareholders of the Company

Dear Sir or Madam,

(1) SUBSCRIPTION OF NEW H SHARES BY
SINGAPORE AIRLINES LIMITED AND LENTOR INVESTMENTS PTE. LTD.

(2) SUBSCRIPTION OF NEW H SHARES BY
CHINA EASTERN AIR HOLDING COMPANY AND CONNECTED TRANSACTION

(3) PROPOSED APPOINTMENTS OF NEW NON-EXECUTIVE DIRECTORS

(4) PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

(5) PROPOSED PURCHASE OF LIABILITY INSURANCE FOR DIRECTORS AND SENIOR OFFICERS

LETTER FROM THE BOARD

1.	INTRODUCTION

Reference is made to the Company’s announcements dated 2 September 2007 and 9 November 2007 in relation to the Investor Subscriptions and the CEA Holding Subscription.

The Company announced on 2 September 2007 that the Company and CEA Holding had reached commercial consensus with SIA and Temasek regarding the basis on which SIA and Temasek will proceed with a proposed strategic investment in the Company by way of subscription of new H Shares. The commercial consensus was reflected in a heads of agreement entered into by the Company, CEA Holding, SIA and Temasek on 2 September 2007.

On 9 November 2007, the Company announced that, following further discussions, SIA and Temasek entered into the Investor Subscription Agreement with the Company on 9 November 2007. Simultaneously with the entering into of the Investor Subscription Agreement, CEA Holding entered into the CEA Holding Subscription Agreement with the Company. On the same date, CEA Holding, SIA and Temasek entered into the Shareholders Agreement, and the Company and SIA entered into the Cooperation Agreement and the Personnel Secondment Agreement.

The purposes of this circular are, among other things:

(1)	to provide you with further information in relation to the Investor Subscriptions and the CEA Holding Subscription;

(2)
to provide you with information in relation to (i) the proposed appointment of new non-executive Directors and (ii) the proposed amendments to the existing Articles of Association, in both cases to take effect upon the simultaneous completion of the Share Subscriptions;

(3)
to set out the letter of advice from Shenyin Wanguo Capital to the Independent Board Committee and the Independent Shareholders, as well as the recommendations of the Independent Board Committee in relation to the terms of the CEA Holding Subscription (being a connected transaction of the Company); and

(4)
to give you notices of the EGM and (where applicable) the H Shareholders Class Meeting to consider and, if thought fit, to approve resolutions in relation to, among other things, paragraphs (1) and (2) above.

In addition, the Board wishes to seek the approval from the shareholders of the Company in relation to the purchase of liability insurance for its Directors and senior officials as mentioned in an overseas regulatory announcement of the Company dated 29 October 2007.

LETTER FROM THE BOARD

2.	SHARE SUBSCRIPTIONS

2.1	SUBSCRIPTION OF NEW H SHARES BY SIA AND TEMASEK

Investor Subscription Agreement dated 9 November 2007

Parties

(1) The Company as the issuer.

(2) SIA as a subscriber.

(3) Temasek as a subscriber.

Number of new H Shares subscribed for

SIA and Temasek will subscribe for 1,235,005,263 new H Shares and 649,426,737 new H Shares respectively. Such new H Shares represent approximately 25.38% and 13.34% respectively of the existing issued share capital of the Company. Immediately after completion of the Share Subscriptions (which include the CEA Holding Subscription described below), SIA and Temasek will hold new H Shares representing approximately 15.73% and 8.27% of the issued share capital of the Company as enlarged by the issue of the Investor Subscription Shares and the CEA Holding Subscription Shares.

Application will be made by the Company to the Stock Exchange for the granting of the listing of, and permission to deal in, all the Investor Subscription Shares.

Subscription price

HK$3.80 per H Share. The aggregate subscription price of HK$7,160,841,600 will be payable in cash upon completion of the Investor Subscriptions. The subscription price was agreed after arm’s length negotiations between the parties.

The subscription price, determined by reference to the trading prices of H Shares in May 2007, represents a premium of 1.9% as compared to the closing price of HK$3.73 per H Share on 21 May 2007, the last trading day prior to the suspension of trading in the Company’s shares on 22 May 2007. Trading in the Company’s shares was resumed on 3 September 2007 after the entering into of the heads of agreement by the Company, CEA Holding, SIA and Temasek on 2 September 2007.

Compared to the closing price of HK$7.69 per H Share on 2 November 2007 (the last trading day prior to the 9 November 2007 Announcement), the subscription price represents a discount of 50.59%. Compared to the average of the H Share closing prices on the five consecutive trading days immediately prior to the 9 November 2007 Announcement, the subscription price represents a discount of 53.20%. Compared to the net asset value per share of the Company as at 30 June 2007 (unaudited), the subscription price represents a premium of 464.95%.

LETTER FROM THE BOARD

Conditions precedent

Completion of the Investor Subscriptions is conditional upon certain conditions which include:

(1)
the receipt of all the licenses, authorisations, permits, consents and approvals from the relevant approval authorities and other relevant approvals for the Investor Subscriptions and the CEA Holding Subscription and the transactions contemplated under the Investor Subscription Agreement and the CEA Holding Subscription Agreement;

(2)
the approvals by the shareholders of the Company at a general meeting and Class Meetings for the issue of new H Shares pursuant to the Investor Subscriptions and the CEA Holding Subscription and for the adoption of the revised Articles of Association;

(3)
simultaneous completion of the CEA Holding Subscription (in other words, completion of the Investor Subscriptions and completion of the CEA Holding Subscription are inter-conditional and are required to take place simultaneously);

(4)	the Shareholders Agreement not having been terminated;

(5)	the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the Investor Subscription Shares and the CEA Holding Subscription Shares; and

(6)	the subscribers receiving a legal opinion from the Company’s PRC legal advisors in an agreed form.

Completion will take place on the second business day after the satisfaction of the conditions precedent or on such other date as the parties may agree. If the conditions precedent have not been satisfied or waived on or before 9 August 2008, the Investor Subscription Agreement will automatically terminate.

Other key terms of the Investor Subscription Agreement

−	Board representation

For so long as SIA will be entitled to nominate at least one Director to the Board under the Shareholders Agreement (such right is described in more details below), SIA will have the right to nominate one person as a director of each of the key subsidiaries of the Company.

LETTER FROM THE BOARD

The Company will take reasonable actions to facilitate the appointments and the continued memberships of the persons whom SIA and Temasek are entitled to nominate to the Board under the Shareholders Agreement (such rights are described in more details below) and the persons whom SIA is entitled to nominate as directors of the key subsidiaries of the Company.

−	Board committee representation

The Company will take reasonable actions to facilitate the appointments and the continued memberships of the persons whom SIA and Temasek are entitled under the Shareholders Agreement to nominate as members of the Board committees (such right is described in more details below).

−	Finance committee

The Company will establish a finance committee as a board committee to study and review and make proposals to the Board on certain financial matters of the Group.

−	Management representation

SIA has the right to nominate its personnel to certain executive positions of the Company in accordance with the provisions of the Personnel Secondment Agreement. The Company will consult and discuss with SIA in relation to the nomination of the president of the Company. The President of the Company will also discuss with the Chief Executive Officer of SIA in relation to the nomination of four positions in the Company, namely, the head of sales and marketing, head of planning, head of finance and head of operations (if such position exists in the future).

−	Transfer restrictions

Subject to certain exceptions (including the ability of Temasek to transfer its Investor Subscription Shares and Additional Shares to SIA), SIA and Temasek will not dispose of any of the Investor Subscription Shares or Additional Shares arising therefrom within the Lock-up Period. The transfer restrictions will cease if the Company is in material breach of certain provisions of the Investor Subscription Agreement or if CEA Holding is in material breach of certain provisions of the Shareholders Agreement.

After the expiration of the Lock-up Period, Temasek may, subject to certain exceptions, only transfer its Investor Subscription Shares and Additional Shares to a third party with the prior consent of the Company (such consent not to be unreasonably withheld or delayed).

LETTER FROM THE BOARD

−	Obligations on transfer

In the event that SIA transfers shares or securities of the Company to a third party, SIA has undertaken (subject to certain exceptions) to ensure that such third party enters into a deed of adherence whereby it agrees to be bound by the obligations of SIA in the Shareholder Agreement as if it were an original party thereto.

In the event that Temasek transfers shares of the Company to a third party, Temasek has undertaken (subject to certain exceptions) to ensure that such third party enters into a deed of adherence whereby it agrees to be bound by the obligations of Temasek in the Shareholder Agreement as if it were an original party thereto.

In the event that CEA Holding transfers shares or securities of the Company to a third party, CEA Holding has undertaken (subject to certain exceptions) to ensure that such third party enters into a deed of adherence whereby it agrees to be bound by the obligations of CEA Holding in the Shareholder Agreement as if it were an original party thereto.

−	Anti-dilution rights

Subject to applicable laws, SIA is entitled to subscribe for additional shares or securities of the Company in order to maintain its percentage shareholding in the Company as a result of an issue of any share capital of the Company or an issue of any securities convertible into or exchangeable into any shares of the Company or any warrants or other rights to subscribe for any shares of the Company (save for pro-rata issues of shares or securities to shareholders of the Company or issues of shares or grant of any options pursuant to any share option scheme of the Company or issues of shares credited as fully paid to shareholders of the Company). For the purpose of calculating SIA’s shareholding interest in the Company in relation to its anti-dilution right, such interest shall be subject to a maximum of 15.73% of the total issued share capital of the Company.

The exercise of the anti-dilution rights by SIA will be subject to the satisfaction of all necessary legal and regulatory requirements (including those under the Listing Rules). Thus, if the current provisions under Chapter 14A of the Listing Rules remain unchanged at the time of the exercise of the anti-dilution rights, the exercise of such rights will be subject to approval by independent shareholders of the Company. If any of such legal or regulatory requirements is not satisfied within 150 days from the date of exercise by SIA of its anti-dilution right, the Company shall not be obliged to issue the shares or securities to SIA provided that the Company has used all reasonable endeavours to assist SIA in the satisfaction of such requirements.

−	Future increase in shareholding percentage

Subject to applicable laws, SIA has the right to increase its percentage shareholding in the Company when PRC foreign ownership restriction laws are relaxed.

LETTER FROM THE BOARD

−	Non-competition

Subject to certain exceptions, the Company has undertaken to SIA not to issue any of the Company’s securities to any competitor of SIA or any affiliate of such competitor other than a PRC airline company or an affiliate of a PRC airline company. The Company has also undertaken to SIA that it will not, and will procure that its subsidiaries will not, make any investments in, or provide certain types of financing to, any competitor of SIA or any affiliate of such competitor (other than a PRC airline company or an affiliate of a PRC airline company).

SIA has undertaken not to transfer any of the Company’s securities to any competitor of the Company or any affiliate of such competitor. SIA has also undertaken that, for so long as it holds any interest in securities in the Company, it will not make any new investments in, or provide certain types of financing to, a PRC airline company or an affiliate of a PRC airline company where SIA does not already have any interest, provided that this restriction does not prohibit SIA from making any further investment in, or provide any financing to, the Company and Great Wall Airlines.

The Company and SIA will jointly discuss and decide whether the Company will join a global alliance that competes with the global alliance that SIA is in.

−	Exclusivity

The Company has undertaken that it and its subsidiaries shall not (subject to certain exception) enter into any discussion or transaction prior to completion in relation to the sale of any shares or securities of the Company or its subsidiaries or any other transaction that will have the effect of frustrating the purpose or interest of the transactions contemplated under the Investor Subscription Agreement.

−	Representations and warranties

The Company has provided customary representations and warranties to SIA and Temasek. Each of SIA and Temasek has also provided customary representations and warranties to the Company.

−	Termination of Investor Subscription Agreement

Each of SIA, Temasek and the Company may terminate the Investor Subscription Agreement prior to completion if there is any change in law that materially restricts or prohibits the consummation of any of the transactions contemplated under the Investor Subscription Agreement.

SIA and Temasek may terminate the Investor Subscription Agreement prior to completion if (subject to certain exceptions) there is any material change to the financial condition or business or prospects of the Company or any of its subsidiaries that materially and adversely affects the Group as a whole or if the Company is in breach of certain provisions on exclusivity and non-competition. In addition, SIA and Temasek may also terminate the Investor Subscription Agreement prior to completion if the Company is in breach of any warranties given and such breach has a material adverse effect on the Group as a whole.

LETTER FROM THE BOARD

The Company may terminate the Investor Subscription Agreement prior to completion if (subject to certain exceptions) there is any material change to the financial condition or business or prospects of SIA that materially and adversely affects SIA and its subsidiaries as a whole.

−	Termination of strategic investor rights

The rights of SIA with respect to management representation, anti-dilution, non-competition and future increase in shareholding percentage will terminate if SIA ceases to hold (subject to certain cure periods) at least 10% of the issued share capital of the Company.

2.2	SUBSCRIPTION OF NEW H SHARES BY CEA HOLDING

CEA Holding Subscription Agreement dated 9 November 2007

Parties

(1)	The Company as the issuer.

(2)	CEA Holding as the subscriber.

Number of new H Shares subscribed for

CEA Holding will subscribe for 1,100,418,000 new H Shares. Such new H Shares represent approximately 22.61% of the existing issued share capital of the Company. Immediately after completion of the Share Subscriptions (which include the Investor Subscriptions described above), CEA Holding will hold new H Shares representing approximately 14.01% of the issued share capital of the Company as enlarged by the issue of the Investor Subscription Shares and the CEA Holding Subscription Shares. Taking into account the 2,904,000,000 A Shares it already holds (which A Shares represent approximately 59.67% of the existing issued share capital of the Company), CEA Holding will hold an aggregate of 4,004,418,000 shares in the Company, representing 51.00% of the Company’s enlarged issued share capital.

Application will be made by the Company to the Stock Exchange for the granting of the listing of, and permission to deal in, all the CEA Holding Subscription Shares.

Subscription price

HK$3.80 per H Share. The aggregate subscription price of HK$4,181,588,400 will be payable in cash upon completion of the CEA Holding Subscription. The subscription price was agreed after arm’s length negotiations between the parties.

LETTER FROM THE BOARD

The subscription price per H Share under the CEA Holding Subscription is the same as that under the Investor Subscriptions. As mentioned in the section headed “SUBSCRIPTION OF NEW H SHARES BY SIA AND TEMASEK - Investor Subscription Agreement dated 9 November 2007 - Subscription price” above, the subscription price of HK$3.80 per H Share under the Investor Subscriptions was agreed after arm’s length negotiations between the parties, and it represents a premium of 1.9% as compared to the closing price per H Share on the last trading day prior to the suspension of trading in the Company’s shares on 22 May 2007. The subscription of new H Shares by CEA Holding under the CEA Holding Subscription is intended primarily to serve a policy purpose, that is, to enable CEA Holding (a PRC entity) to maintain absolute majority control of 51.00% in the issued share capital of the Company despite the dilution effect resulting from the Investor Subscriptions. It is considered appropriate therefore for the subscription price per H Share under the CEA Holding Subscription to be the same as that under the Investor Subscriptions. Taking into account the benefits that the Share Subscriptions as a whole will bring to the Company (described in more details in the section headed “REASONS FOR AND BENEFITS OF THE SHARE SUBSCRIPTIONS” below), the Directors are of the view that the subscription price of HK$3.80 per H Share under the CEA Holding Subscription is fair and reasonable and in the interests of the shareholders of the Company as a whole.

Conditions precedent

Completion of the CEA Holding Subscription is conditional upon certain conditions which include:

(1)
the receipt of all the licenses, authorisations, permits, consents and approvals from the relevant approval authorities and other relevant approvals for the CEA Holding Subscription and the transactions contemplated under the CEA Holding Subscription Agreement;

(2)
the approvals by the shareholders of the Company at a general meeting and class meetings for the issue of new H Shares pursuant to the CEA Holding Subscription and for the adoption of the revised Articles of Association;

(3)	simultaneous completion of the Investor Subscriptions; and

(4)	the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the CEA Holding Subscription Shares.

Completion will take place on the second business day after the satisfaction of the conditions precedent or on such other date as the parties may agree.

CEA Holding has undertaken not to dispose of any of the CEA Holding Subscription Shares for a period of 36 months from the completion of the CEA Holding Subscription Agreement.

LETTER FROM THE BOARD

2.3	SHAREHOLDERS AGREEMENT AMONG CEA HOLDING, SIA AND TEMASEK

Simultaneously with the entering into of the subscription agreements, CEA Holding entered into a Shareholders Agreement with SIA and Temasek. Under the Shareholders Agreement, CEA Holding, SIA and Temasek have agreed on certain matters relating to the Company and their respective shareholding interests in the Company.

Shareholders Agreement dated 9 November 2007

Parties

(1)	CEA Holding.

(2)	SIA.

(3)	Temasek.

Key terms of the Shareholders Agreement

−	Board representation

Subject to the size of the Board having 14 seats pursuant to the Articles of Association, SIA has the right to nominate two persons as Directors and the number of SIA-nominated Directors shall (subject to certain limitations) change proportionally if the shareholding of SIA in the Company changes. Notwithstanding the foregoing, SIA has the right to nominate at least one person to the Board for so long as the number of the Company’s shares held beneficially by SIA and/or its nominees does not fall below 5% of the total registered capital of the Company (subject to certain cure period). In the event of a proposed change to the size of the Board (such that it will cease to consist of 14 seats), SIA and CEA Holding shall, prior to CEA Holding voting in favour of any resolution approving the implementation of such change, consider, discuss and jointly decide in good faith and based on fair and equitable principles SIA’s nomination rights with respect to Directors.

Temasek has the right to nominate one person as a Director for so long as the number of the Company’s shares held beneficially by Temasek and/or its nominees does not fall below 5% of the total registered capital of the Company.

−	Board committee representation

For so long as SIA will be entitled to nominate at least one Director to the Board, SIA will have the right to nominate one person to each of the Board committees.

Temasek has the right to nominate one person to the finance committee and the planning and development committee (if still existing) of the Board for so long as the number of the Company’s shares held beneficially by Temasek and/or its nominees does not fall below 5% of the total registered capital of the Company.

LETTER FROM THE BOARD

−	Consultation rights

CEA Holding will not, without prior consultation with SIA and Temasek, exercise its voting rights, or cause any Director nominated by it to exercise his vote, in favour of any resolution in respect of the winding up of the Company or its subsidiaries or in relation to the merger or consolidation of the Company with or into any other person, or the disposal of all or substantially all of the shares, assets or business of the Company.

−	Transfer restrictions

SIA and Temasek have undertaken to CEA Holding to be subject to the same transfer restrictions as those undertaken by them under the Investor Subscription Agreement. The transfer restrictions in the Shareholders Agreement will cease if the equivalent restrictions in the Investor Subscription Agreement are terminated.

CEA Holding has undertaken not to dispose of any of CEA Holding Subscription Shares and any Additional Shares arising therefrom within the Lock-up Period. The transfer restrictions on CEA Holding will cease to apply to CEA Holding if the transfer restrictions on SIA and Temasek in the Shareholders Agreement cease to apply to SIA and Temasek.

SIA has undertaken that it shall not at any time create any encumbrances over its Investor Subscription Shares, Additional Shares and the securities subscribed by it pursuant to its anti-dilution right.

−	Right of first refusal

SIA has the right of first refusal over the CEA Holding Subscription Shares and any Additional Shares therefrom to be sold by CEA Holding (other than transfers by CEA Holding to its wholly-owned subsidiaries).

CEA Holding has the right of first refusal over SIA’s Investor Subscription Shares, Additional Shares and the securities acquired by SIA pursuant to the anti-dilution right described above to be sold by SIA (other than transfers by SIA to its wholly-owned subsidiaries).

No party may exercise its right of first refusal if the exercise of such right would result in the Group to lose the benefit of any governmental, regulatory or statutory permits, approvals, consents or licences granted to or enjoyed by the Group.

−	Non-competition

CEA Holding has undertaken not to sell any securities of the Company to any competitor of SIA or any affiliate of such competitor. CEA Holding has also undertaken that it will not make any investments in, or provide certain types of financing to, any competitor of SIA or any affiliate of such competitor (other than a PRC airline company or an affiliate of a PRC airline company).

LETTER FROM THE BOARD

SIA has given similar non-competition undertakings in Shareholders Agreement as those given by it in the Investor Subscription Agreement.

−	Undertaking to vote

To the extent applicable to it and subject to applicable laws, each of SIA, Temasek and CEA Holding has undertaken to exercise their respective voting rights, and procure that any director of the Company nominated by them to exercise their voting rights and other powers and authorities, to give effect to the arrangements as stipulated in the Shareholders Agreement and the Investor Subscription Agreement.

−	Termination of strategic investor rights

The consultation right of SIA, the right of first refusal of SIA and the rights of SIA with respect to non-competition will terminate if SIA ceases to hold (subject to certain cure periods) at least 10% of the issued share capital of the Company. The consultation right of Temasek will terminate if Temasek ceases to be entitled to nominate a Director to the Board under the Shareholders Agreement.

Subject to certain exceptions, the Shareholders Agreement will come into force and effect on completion of the Investor Subscriptions.

2.4	STRATEGIC COOPERATION BETWEEN THE COMPANY AND SIA

Simultaneously with the entering into of the Investor Subscription Agreement and CEA Holding Subscription Agreement, the Company and SIA entered into the Cooperation Agreement and the Personnel Secondment Agreement setting out the long term broad-based cooperation between the Company and SIA for the purpose of their mutual strategic development in a number of areas.

Cooperation Agreement dated 9 November 2007

The Cooperation Agreement sets out the key areas of strategic alliance and cooperation between the Company and SIA including flight operations, procurement, marketing, secondment of personnel, code sharing, human resources, training and technical engineering. It is expected that the parties will enter into further mutually agreed definitive agreements to provide for the detailed terms of each area of cooperation.

The Cooperation Agreement will terminate at the option of either SIA or the Company if, among other things, the transfer restrictions on the Investor Subscription Shares or Additional Shares of SIA within the Lock-up Period are terminated as a result of a material breach by the Company of certain provisions of the Investor Subscription Agreement or CEA Holding of certain provisions of the Shareholders Agreement or if the strategic investor rights of SIA are terminated pursuant to the provisions of the Investor Subscription Agreement.

LETTER FROM THE BOARD

The Company has undertaken to SIA that during the term of the Cooperation Agreement, it shall not enter into any agreement with any competitor of SIA of a scope, nature and scale similar to those set out in the Cooperation Agreement. SIA has also undertaken to the Company that during the term of the Cooperation Agreement, it shall not enter into any agreement with any PRC airline company of a scope, nature and scale similar to those set out in the Cooperation Agreement.

Personnel Secondment Agreement dated 9 November 2007

The Personnel Secondment Agreement sets out the detailed terms in relation to the secondment by SIA of personnel to executive positions in the Company. Under the Personnel Secondment Agreement, the number and identity of the executives and their respective positions, reporting lines, duration of secondment and responsibilities are subject to mutual agreement between the Company and SIA.

Under the Personnel Secondment Agreement, each party may terminate the secondment of any personnel of SIA at any time by giving at least 60 days’ prior notice. In addition, the Company may terminate the secondment of any personnel of SIA immediately if such personnel commits certain misconduct. If the secondment of any personnel is terminated pre-maturely pursuant to the Personnel Secondment Agreement, SIA has undertaken to use its reasonable endeavours to propose other candidates for selection by the Company as replacement of such personnel.

The Personnel Secondment Agreement will terminate upon the termination of the Cooperation Agreement.

2.5	SHAREHOLDING STRUCTURE

The new H Shares to be issued pursuant to the Share Subscriptions will rank, upon issue, pari passu in all respects with the H Shares in issue at the time of allotment and issue of such new H Shares. The shareholding structures of the Company immediately prior to, and immediately after, completion of the Share Subscriptions are as follows:

Shareholding structure of the Company immediately
prior to completion of the Share Subscriptions

LETTER FROM THE BOARD

Shareholding structure of the Company immediately
after completion of the Share Subscriptions

Shareholding structure of the Company in terms of numbers of shares

	CEA	CEA
	Holding	Holding	SIA	Temasek	Public	Public
	(A Shares)	(H Shares)	(H Shares)	(H Shares)	(A Shares)	(H Shares)	Total

Current shareholding	2,904,000,000	0	0	0	396,000,000	1,566,950,000	4,866,950,000

% of total shares
outstanding	59.67%	0%	0%	0%	8.14%	32.19%	100%

Number of new H
shares issued	0	1,100,418,000	1,235,005,263	649,426,737	0	0	2,984,850,000

Post-subscription
shareholding	2,904,000,000	1,100,418,000	1,235,005,263	649,426,737	396,000,000	1,566,950,000	7,851,800,000

% of total shares
outstanding	36.99%	14.01%	15.73%	8.27%	5.04%	19.96%	100%

2.6	INFORMATION ON THE PARTIES TO THE SHARE SUBSCRIPTIONS

SIA is an international airline company incorporated and based in the Republic of Singapore whose shares are listed and traded on the Singapore Exchange Securities Trading Limited.

Temasek is a company incorporated in the Republic of Singapore and is an indirect, wholly-owned subsidiary of Temasek Holdings (Private) Limited. As at 31 October 2007, Temasek Holdings (Private) Limited holds approximately 54.60% of the total issued share capital of SIA. The principal activities of Temasek and Temasek Holdings (Private) Limited are investment holding.

SIA and Temasek are third parties independent of the Company and its connected persons.

LETTER FROM THE BOARD

CEA Holding is a state-owned enterprise established in the PRC. The principal activities of CEA Holding are investment holding.

The Company is an international airline company incorporated in the PRC whose H Shares, A Shares and American depository shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively.

2.7	REASONS FOR AND BENEFITS OF THE SHARE SUBSCRIPTIONS

In recent years, the Chinese aviation industry has experienced rapid growth and development. At the same time, the competition in the airline industry has become intense.

The Company feels the necessity and importance to continue improving its management and operation, and to further strengthen its products’ and services’ competitiveness in the domestic and international aviation market. The Company believes that through the Share Subscriptions, it will significantly benefit from the strategic partnership with SIA and Temasek and from the capital injection.

Through the strategic partnership, the Company and SIA will engage in long term cooperation in a number of areas, including flight, maintenance and repair, procurement, marketing, secondment of personnel, code sharing, human resources, training and technical engineering. It is expected that the strategic cooperation will enable the Company to expand its product and route offerings, attain higher levels of customer services, achieve greater passenger traffic flow and revenue generation, and realize increased operating efficiency and cost savings through the coordinated activities and operations between the Company and SIA. Through the secondment of personnel, it is also expected that the Company will be able to achieve continuous synergies from SIA management playing an active role in the Company’s key operational activities.

Through the strategic partnership, the Company will have access to SIA’s extensive international network which enables the Company to expand and grow its international business rapidly and effectively. Leveraging SIA’s world renowned brand name, successful experience in airline operations and world-class management know-hows in areas, including but not limited to, network planning, yield management, frequent flyer program and risk management, the Company will be able to further improve its revenue generation, reduce its operating costs, improve its fund management and further strengthen its financial performance and brand value.

More directly, the capital injection through the Investor Subscriptions will help improve the Company’s capital structure and financial and operational position. In addition, the Company will benefit from Temasek’s superior expertise in financial and investment management.

LETTER FROM THE BOARD

This strategic partnership will introduce world-class management and operation experience to China’s domestic airline industry, significantly raise Chinese airlines’ profile and brand image in the international markets, and promote healthy competition in China’s domestic airline industry. For domestic and international passengers, the partnership will in time create tremendous value through, among other things, the offering of a greater variety of air routes and flight options, more convenient reservation and ticketing systems and improved flight operation and service quality.

The Directors believe that the terms of the Share Subscriptions are fair and reasonable and in the interests of the shareholders of the Company as a whole.

2.8	RECENT FUND RAISING ACTIVITIES AND USE OF PROCEEDS

The Company has not conducted any fund raising activities within the 12 months immediately prior to the date of this circular. The total proceeds of the Share Subscriptions will be HK$11,342,430,000 before deduction of expenses. After deducting expenses, the net proceeds are currently intended by the Company for use in, among other things, improving products offered by the Company, enhancing the overall quality of its service, increasing efforts on staff training, introducing new aircraft, investing in equipment, technology and facilities to improve the overall operating efficiency, improving on-flight atmosphere, streamlining flight connection services, improving facilities and related services at VIP lounges, and improving the Company’s financial structure and strengthening its financial position.

2.9	FINANCIAL IMPACT OF THE SHARE SUBSCRIPTIONS

The total proceeds of the Share Subscriptions will be HK$11,342,430,000 before deduction of expenses. The capital injection will significantly enhance the capital structure and financial position of the Company by improving its balance sheet and leverage ratios. The following table sets out (i) the major balance sheet items and leverage ratios of the Company as of 30 June 2007 (Note 1), (ii) for illustrative purposes only, the same balance sheet items and leverage ratios as of 30 June 2007, assuming that the Share Subscriptions had been completed on 30 June 2007 (Note 2), and (iii) the same balance sheet items and leverage ratios of Air China and CSA as of 30 June 2007 (Note 3).

Notes:

1	The numbers have been prepared based on the unaudited interim reports of the Company as of 30 June 2007.

2
Please note that we have assumed that the entire proceeds from the Share Subscriptions will be added to the cash and cash equivalents of the Company and that no expenses will be deducted from such proceeds.

3	The numbers have been prepared based on the unaudited interim reports of these two PRC airline companies as of 30 June 2007.

LETTER FROM THE BOARD

	CEA		Air China	CSA
	As of 30 June 2007	As of 30 June 2007 assuming the completion of the Share Subscriptions on 30 June 2007	As of 30 June 2007	As of 30 June 2007

Total Assets (RMB million)	62,644	73,484	85,763	79,333
Net Assets (RMB million)	3,110	13,949	29,295	12,347
Net Assets Per Share (RMB)	0.64	1.78	2.39	2.82
Current Ratio	0.26	0.58	0.37	0.21
Gearing Ratio	0.95	0.81	0.66	0.84
Total Debt/Total
Capitalization	93.0%	74.8%	58.2%	80.7%
Net Debt/Net Capitalization	92.7%	67.3%	56.5%	79.6%
Price/Book	11.14x	3.40x	3.43x	3.41x

As shown in the table above, as of 30 June 2007, the Company’s total assets and net assets were RMB62,644 million and RMB3,110 million respectively. With the injection of the proceeds from the Share Subscriptions of HK$11,342,430,000 (approximately RMB10,839 million (Note 4)) in cash, the total assets and net assets of the Company will increase to approximately RMB73,484 million and RMB13,949 million, excluding expenses related to the Share Subscriptions. Accordingly, the net asset value per share of the Company will increase to RMB1.78 per share from the original RMB0.64 per share. Immediately upon the completion of the Share Subscriptions, the Company will become the second largest airline company in the PRC in terms of net assets, second only to Air China, which had net assets of RMB29,295 million as of 30 June 2007.

The current ratio, being current assets divided by current liabilities, of the Company as of 30 June 2007 was approximately 0.26. Immediately upon the completion of the Share Subscriptions, the current ratio of the Company will rise to approximately 0.58, exceeding those of Air China and CSA, which stood at approximately 0.37 and 0.21 respectively as of 30 June, 2007.

The gearing ratio, being the ratio of total liabilities over total assets, of the Company was approximately 0.95 as of 30 June 2007. The proceeds from the Share Subscriptions will increase the total assets of the Company and hence reduce the gearing ratio to approximately 0.81, which would be lower than that of CSA as of 30 June 2007.

Immediately upon the completion of the Share Subscriptions, the total debt over total capitalization ratio and the net debt over net capitalization ratio of the Company will be considerably improved as well. The total debt over total capitalization ratio, being the sum of total borrowings and obligations under finance leases divided by the sum of total debt and total equity (including minority interests), of the Company was approximately 93.0% as of 30 June 2007. The net debt over net capitalization ratio, being total debt less cash divided by total capitalization less cash, of the Company was approximately 92.7%. Upon the receipt of the proceeds from the Share Subscriptions, the total debt over total capitalization ratio of the Company will reduce to approximately 74.8% and the net debt over net capitalization ratio will also reduce to approximately 67.3%. The enhanced total debt over total capitalization ratio and net debt over net capitalization ratio of the Company will be lower than those of CSA, which were approximately 80.7% and 79.6% respectively as of 30 June 2007.

Note:

4	Assuming an exchange rate of HK$1.046 : RMB1.00 as of 19 November 2007.

LETTER FROM THE BOARD

The price/book ratio, being the H Share closing price as of the Latest Practicable Date divided by the book value per share (Note 5), of the Company would also decrease from 11.14x based on the book value as of 30 June 2007 to 3.40x immediately upon the completion of the Share Subscriptions, making its price/book-based trading multiple more comparable to those of Air China and CSA, which were approximately 3.43x and 3.41x respectively as of 30 June 2007. The significant decrease of the price/book ratio would make the valuation of the Company’s H Shares, on a comparable basis, more in line with those of its peers.

In addition, if the Company uses a portion of the proceeds from the Share Subscriptions to pay down its debt obligations, the capital structure and financial position of the Company would be further improved. By reducing its debt obligations, the Company would also be able to reduce its interest expense and enhance its net income accordingly.

2.10	IMPLICATIONS UNDER THE LISTING RULES

The issue of new H Shares pursuant to the Share Subscriptions (which comprises the Investor Subscriptions and the CEA Holding Subscription) will constitute a variation of class rights of the holders of A Shares and the holders of H Shares under the Articles of Association. Pursuant to the Articles of Association and Rule 19A.38 of the Listing Rules, the issue of such new H Shares is required to be subject to approvals of shareholders of the Company by way of special resolutions at a general meeting and separate Class Meetings. At the general meeting convened for the purpose of approving the issue of new H Shares pursuant to the Share Subscriptions, since the Investor Subscriptions and the CEA Holding Subscription are inter-conditional, CEA Holding and its associates will abstain from voting on the resolutions approving the issue of new H Shares to SIA, Temasek and CEA Holding. Likewise, at the class meeting of holders of A Shares convened for the purpose of approving the issue of new H Shares pursuant to the Share Subscriptions, since the Investor Subscriptions and the CEA Holding Subscription are inter-conditional, CEA Holding and its associates will also abstain from voting.

Independently of the approval requirements mentioned above, since CEA Holding is the controlling shareholder and hence a connected person of the Company, the issue of new H Shares to CEA Holding pursuant to the CEA Holding Subscription Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to reporting, announcement and independent shareholders’ approval requirements under that Chapter. Thus, an Independent Board Committee comprising the independent non-executive Directors has been formed to advise the Independent Shareholders on the terms of the CEA Holding Subscription. Shenyin Wanguo Capital has been appointed in accordance with the Listing Rules to advise the Independent Board Committee and the Independent Shareholders on the same. For the purpose of Chapter 14A of the Listing Rules and in respect of the CEA Holding Subscription, the Company will convene a general meeting for the Independent Shareholders to consider and, if thought fit, to approve by way of an ordinary resolution the issue of new H Shares to CEA Holding pursuant thereto.

Note:

5	The book value per share is defined as the total common equity divided by the total number of common shares.

LETTER FROM THE BOARD

3.	PROPOSED APPOINTMENTS OF NEW NON-EXECUTIVE DIRECTORS

In connection with the Investor Subscriptions, the Board proposes Mr. Stephen Lee Ching Yen and Mr. Chew Choon Seng be appointed as non-executive Directors. Such appointments will be conditional upon and with effect from simultaneous completion of the Investor Subscriptions and the CEA Holding Subscription. An ordinary resolution to consider and approve the appointments of Mr. Stephen Lee Ching Yen and Mr. Chew Choon Seng as non-executive Directors will be proposed at the EGM.

The biography of each of Mr. Stephen Lee Ching Yen and Mr. Chew Choon Seng is set out in Appendix I to this circular for your information.

4.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

In connection with the Share Subscriptions and to comply with the amended Company Law of the PRC (effective from 1 January 2006), the Board proposes the existing Articles of Association be amended. The amendments relate to the total number of shares of the Company, registered capital of the Company, minimum shareholding able to propose motions, composition of the Board and use of the Company’s common reserve fund. All such amendments will be conditional upon and with effect from simultaneous completion of the Investor Subscriptions and the CEA Holding Subscription.

A special resolution to consider and approve the proposed amendments to the Articles of Association will be proposed at the EGM. Details in relation to the proposed amendments to the Articles of Association are set out in Appendix II to this circular.

5.	PROPOSED PURCHASE OF LIABILITY INSURANCE

At a Board meeting held on 29 October 2007, the Board resolved to propose that liability insurance for Directors and senior officers be purchased by the Company. The Board proposes that the liability insurance for Directors and senior officers of the Company will include directors and senior officers liability insurance, company compensation insurance and extended insurance for securities related claims. The insured amount for a claim and the annual liability limit shall not exceed US$15 million. The insurance premium shall not be more than US$0.5 million per year.

An ordinary resolution to consider and approve the proposed purchase of liability insurance will be proposed at the EGM.

LETTER FROM THE BOARD

6.	EGM AND CLASS MEETINGS

The Company will convene the EGM and Class Meetings for the shareholders of the Company to consider and, if thought fit, to approve, among other things, the Share Subscriptions. Detailed information of the EGM and the H Shareholders Class Meetings and resolutions to be considered in these meetings are set out in the “Notice of EGM” and “Notice of H Shareholders Class Meeting” sections of this circular.

Persons who hold A Shares or H Shares and are registered as holders of the A Shares or H Shares on the register of members maintained by China Securities Depository and Clearing Corporation Limited, Shanghai Branch and Hong Kong Registrars Limited, as the case may be, at the close of business on Friday, 7 December 2007 will be entitled to attend the EGM and the relevant Class Meetings upon completion of the necessary registration procedures.

Book closure

Holders of H Shares whose names appear on the register of members of the Company at the close of business on Friday, 7 December 2007 will be entitled to attend the EGM and the H Shareholders Class Meeting upon completion of the necessary registration procedures. The H Shares register of members will be closed from Saturday, 8 December 2007 to Tuesday, 8 January 2008, both days inclusive, during which period no transfer of the H Shares will be effected. Where applicable, holders of the H Shares intending to attend the EGM and the H Shareholders Class Meeting are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, by 4:00 p.m. on Friday, 7 December 2007.

Proxy forms and attendance slips

Whether or not you intend to attend the EGM or the Class Meetings, you are requested to complete and return the relevant proxy form(s) in accordance with the instructions thereon. The proxy form should be returned as soon as possible and in any event not later than 24 hours before the time appointed for holding such meeting or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting at the relevant meetings should you so wish.

If you are eligible and intend to attend the respective meetings, you are required to complete and return the relevant attendance slip(s) to in accordance with the instructions thereon. The attendance slip(s) should be returned as soon as possible and in any event not later than 20 days before the date appointed for holding such meeting or any adjournment thereof.

LETTER FROM THE BOARD

7.	PROCEDURES FOR DEMANDING A POLL

Pursuant to articles 73 to 75 of the Articles of Association, at any general meeting of shareholders of the Company a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(i)	by the chairman of such meeting;

(ii)	by at least two shareholders of the Company entitled to vote present in person or by proxy; or

(iii)	by one or more shareholders of the Company present in person or by proxy and representing 10% or more of all shares carrying the right to vote at such meeting.

The demand for a poll may be withdrawn by the person who makes such demand.

A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded.

On a poll taken at the meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

Pursuant to Rule 14A.52 of the Listing Rules, any vote taken at a meeting held to seek approval of a connected transaction must be taken by poll. Thus, the vote taken for the purposes of Chapter 14A of the Listing Rules regarding the resolution to be proposed at the EGM on the CEA Holding Subscription will be taken by poll.

8.	RECOMMENDATION OF THE BOARD

The Directors believe that the Share Subscriptions are on normal commercial terms and are fair and reasonable and in the interests of the Group and the Company’s shareholders as a whole. Accordingly, the Directors recommend that shareholders of the Company vote in favour of the resolutions to be proposed at the EGM and the relevant Class Meetings in respect of the Share Subscriptions.

As mentioned in section 2.10 above, Shenyin Wanguo Capital has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the CEA Holding Subscription for the purposes of Chapter 14A of the Listing Rules.

LETTER FROM THE BOARD

Having taken into account the advice of Shenyin Wanguo Capital, the Independent Board Committee considers that the CEA Holding Subscription is on normal commercial terms, fair and reasonable and in the interests of the Group and the Company’s shareholders as a whole. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the resolution to be proposed at the EGM in respect of the CEA Holding Subscription.

In addition, the Directors also consider that the proposed purchase of liability insurance for the Directors and senior officers of the Company are fair and reasonable and in the interests of the Group and the shareholders of the Company as a whole, and recommend that shareholders of the Company vote in favour of such proposal.

9.	ADDITIONAL INFORMATION

Your attention is also drawn to the letter from the Independent Board Committee set out on page 27 of this circular, the letter from Shenyin Wanguo Capital set out on pages 28 to 39 of this circular, and the additional information set out in the appendices to this circular.

By order of the Board 中國東方航空股份有限公司 CHINA EASTERN AIRLINES CORPORATION LIMITED Li Fenghua Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

23 November 2007

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION
- SUBSCRIPTION OF NEW H SHARES BY CEA HOLDING

We refer to the circular dated 23 November 2007 (the “Circular”) issued by the Company to its shareholders of which this letter forms part. Unless otherwise specified, terms defined in the Circular shall have the same meanings in this letter.

We have been appointed as members of the Independent Board Committee, which has been established to advise you as to the fairness and reasonableness of the terms of the CEA Holding Subscription, details of which are set out in the letter from the Board contained in the Circular. None of us has any material interest in the CEA Holding Subscription.

Since CEA Holding is the controlling shareholder and hence a connected person of the Company, the CEA Holding Subscription constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to approval by the Independent Shareholders at the EGM.

Shenyin Wanguo Capital has been appointed as the independent financial adviser to advise us and the Independent Shareholders on the fairness and reasonableness of the CEA Holding Subscription. We wish to draw your attention to the opinion letter from Shenyin Wanguo Capital set out on pages 28 to 39 of the Circular.

Having considered the advice given by Shenyin Wanguo and the principal factors and reasons taken into consideration by it in arriving at its advice, we are of the view that the terms of the CEA Holding Subscription are fair and reasonable and are in the interests of the Group and the Company’s shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the resolution to be proposed at the EGM in relation to the CEA Holding Subscription.

Yours faithfully,
Independent Board Committee
Hu Honggao
Peter Lok
Wu Baiwang
Zhou Ruijin
Xie Rong

LETTER FROM SHENYIN WANGUO

The following is the text of the letter of advice dated 23 November 2007 from Shenyin Wanguo Capital to the Independent Board Committee and the Independent Shareholders in respect of the CEA Holding Subscription prepared for the purposes of Chapter 14A of the Listing Rules and for incorporation into this circular:

Shenyin Wanguo Capital (H.K.) Limited
28th Floor, Citibank Tower
Citibank Plaza
3 Garden Road
Hong Kong

23 November 2007

To the Independent Board Committee and the Independent Shareholders
China Eastern Airlines Corporation Limited

Dear Sirs,

CONNECTED TRANSACTION
SUBSCRIPTION OF NEW H SHARES BY
CHINA EASTERN AIR HOLDING COMPANY

INTRODUCTION

We refer to our engagement as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders with respect to the CEA Holding Subscription. The details of the CEA Holding Subscription are set out in the circular of the Company to the shareholders of the Company dated 23 November 2007 (the “Circular”), of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as defined in the Circular unless the context otherwise requires.

On 9 November 2007, the Company, SIA and Temasek entered into the Investor Subscription Agreement pursuant to which SIA and Temasek will, at the subscription price of HK$3.80 per H Share, subscribe in cash for 1,235,005,263 new H Shares and 649,426,737 new H Shares respectively. Simultaneously with the entering into of the Investor Subscription Agreement, CEA Holding entered into the CEA Holding Subscription Agreement with the Company pursuant to which CEA Holding will, at the subscription price of HK$3.80 per H Share, subscribe in cash for 1,100,418,000 new H Shares.

Since CEA Holding is the controlling shareholder and hence a connected person of the Company under the Listing Rules, the entering into of the CEA Holding Subscription Agreement and the issue of new H Shares to CEA Holding pursuant to the CEA Holding Subscription Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to reporting, announcement and independent shareholders’ approval requirements under that Chapter. CEA Holding and its associates will abstain from voting on the resolutions to be proposed at the EGM to approve the CEA Holding Subscription Agreement and the issue of new H Shares to SIA, Temasek and CEA Holding.

LETTER FROM SHENYIN WANGUO

The Independent Board Committee, comprising the independent non-executive Directors, namely Mr. Hu Honggao, Mr. Peter Lok, Mr. Wu Baiwang, Mr. Zhou Ruijin and Mr. Xie Rong, has been established to advise the Independent Shareholders on the terms of the CEA Holding Subscription. We have been appointed to advise the Independent Board Committee and the Independent Shareholders on the same.

BASIS OF OUR OPINION

In formulating our opinion, we have relied on the information and statements supplied, opinions and representations expressed by the Company and the Directors and have assumed that all such information, statements, opinions and representations as set out in the Circular were reasonably made after due and careful inquiry and were true, accurate and complete at the time they were made and continue to be true at the date of the Circular, and we have relied on the same. We have also sought and obtained confirmation from the Company that no material facts have been omitted from the information, statements, opinions and representations referred to in the Circular.

We consider that we have been provided sufficient information to enable us to reach an informed view regarding the CEA Holding Subscription, and to justify reliance on the accuracy of the information contained in the Circular so as to provide a reasonable basis of our opinion. We have no reason to suspect that any material facts or information (which is known to the Company) have been omitted or withheld from the information or statements supplied, or opinions or representations expressed in the Circular nor to doubt the truth and accuracy of the information and facts, or the reasonableness of the opinions expressed by the Company and the Directors which have been provided to us. We have not, however, carried out any independent verification on the information provided to us by the Directors, nor have we conducted an independent in-depth investigation into the business or affairs or future prospects of the Group and CEA Holding.

As set out in Appendix III to the Circular, the Directors collectively and individually accept full responsibility for the accuracy of the information contained in the Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in the Circular, the omission of which would make any statement in the Circular misleading.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion with regard to the CEA Holding Subscription, we have taken the following principal factors and reasons into consideration:

1.	Background

On 9 November 2007, the Company, SIA and Temasek entered into the Investor Subscription Agreement pursuant to which SIA and Temasek will, at the subscription price of HK$3.80 per H Share, subscribe in cash for 1,235,005,263 new H Shares and 649,426,737 new H Shares respectively. As set out in the letter from the Board contained in the Circular (“Letter from the Board”), the Company believes that through the Share Subscriptions, it will significantly benefit from the strategic partnership with SIA and Temasek and the capital injection through the Investor Subscriptions will help improve the Company’s capital structure and financial and operational position. Besides, the Company will benefit from Temasek’s superior expertise in financial and investment management.

LETTER FROM SHENYIN WANGUO

Simultaneously with the entering into of the Investor Subscription Agreement, CEA Holding entered into the CEA Holding Subscription Agreement with the Company pursuant to which CEA Holding will, at the subscription price of HK$3.80 per H Share, subscribe in cash for 1,100,418,000 new H Shares. Completion of the Investor Subscriptions and the CEA Holding Subscription will be inter-conditional and will take place simultaneously. The Company will receive total proceeds of approximately HK$11,342,430,000 before deduction of expenses upon completion of the Share Subscriptions. As stated in the Letter from the Board, the net proceeds are currently intended by the Company for use in, among other things, improving products of the Company, enhancing the overall quality of its service, and increasing efforts on staff training.

Immediately after completion of the Share Subscriptions, CEA Holding, SIA and Temasek will hold approximately 51.00%, 15.73% and 8.27% respectively of the issued share capital of the Company as enlarged by the issue of the Investor Subscription Shares and the CEA Holding Subscription Shares.

As stated in the Letter from the Board, CEA Holding has undertaken not to dispose of any of the CEA Holding Subscription Shares for a period of 36 months from the completion of the CEA Holding Subscription Agreement.

2.	Regulatory requirements

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, and mail delivery and other extended transportation services. CEA Holding, a state-owned enterprise established in the PRC, is the controlling shareholder of the Company holding approximately 59.67% of the existing issued share capital of the Company as at the Latest Practicable Date.

Pursuant to《外投資民用航空業規定》(CCAR-201) (中國民用航空總局 , 中華人民共和國對外貿易經濟合作部，中華人民共和國國家發展計劃委員會第110號) (Regulations on Foreign Investment in the Civil Aviation Industry (CCAR-201) (Decree No. 110 of the General Administration of Civil Aviation of China (“CAAC”), the Ministry of Foreign Trade and Economic Cooperation of the PRC, and the State Development Planning Commission of the PRC)) effective 1 August 2002, the controlling interest of public aviation transportation enterprises in the PRC must be held by domestic investors, and the interest held by each foreign investor (including its associated companies) must not exceed 25%. In addition, pursuant to《國內投資民用航空業規定(試用)》 (CCAR-209) (中國民用航空總局令第148號) (Regulations on Domestic Investment in the Civil Aviation Industry (Trial) (CCAR-209) (Decree No. 148 of the CAAC)) effective 15 August 2005 (together with Decree No. 110 above, the “Civil Aviation Investment Regulations”), the Company, which is listed as one of the public aviation transportation enterprises, must remain state-owned or state controlled.

LETTER FROM SHENYIN WANGUO

The following table shows the shareholding structure of the Company (i) as at the Latest Practicable Date; (ii) solely upon completion of the Investor Subscriptions; and (iii) upon completion of the Share Subscriptions.

	As at the Latest Practicable Date		Solely upon completion of the Investor Subscriptions		Upon completion of the Share Subscriptions
	No. of shares	%	No. of shares	%	No. of shares	%

CEA Holding
(A Shares)	2,904,000,000	59.67	2,904,000,000	43.01	2,904,000,000	36.99
CEA Holding
(H Shares)	-	-	-	-	1,100,418,000	14.01

Sub-total	2,904,000,000	59.67	2,904,000,000	43.01	4,004,418,000	51.00

SIA (H Shares)	-	-	1,235,005,263	18.29	1,235,005,263	15.73
Temasek
(H Shares)	-	-	649,426,737	9.62	649,426,737	8.27

Sub-total	-	-	1,884,432,000	27.91	1,884,432,000	24.00

Public
(A Shares)	396,000,000	8.14	396,000,000	5.87	396,000,000	5.04
Public
(H Shares)	1,566,950,000	32.19	1,566,950,000	23.21	1,566,950,000	19.96

Sub-total	1,962,950,000	40.33	1,962,950,000	29.08	1,962,950,000	25.00

Total	4,866,950,000	100.00	6,751,382,000	100.00	7,851,800,000	100.00

As illustrated in the above table, immediately after completion of the Investor Subscriptions, CEA Holding will hold approximately 43.01% of the issued share capital of the Company as enlarged by the issue of the Investor Subscription Shares whereas SIA and Temasek (both being subsidiaries of Temasek Holdings (Private) Limited) will in aggregate hold approximately 27.91% of the enlarged issued share capital of the Company. Under such circumstances, the Company would not be able to comply with the requirements under the Civil Aviation Investment Regulations. We understand that the CEA Holding Subscription would facilitate the Company to comply with the Civil Aviation Investment Regulations. Immediately after completion of the Share Subscriptions, CEA Holding and SIA together with Temasek will hold approximately 51.00% and 24.00% respectively of the issued share capital of the Company as enlarged by the issue of the Investor Subscription Shares and the CEA Holding Subscription Shares.

LETTER FROM SHENYIN WANGUO

In view of the above, we consider that the CEA Holding Subscription, which would enable the Company to comply with the requirements under the Civil Aviation Investment Regulations, is in the interests of the Company and the shareholders of the Company as a whole.

3.	Subscription price

As stated in the Letter from the Board, the subscription price of HK$3.80 per new H Share (the “Subscription Price”) payable by CEA Holding under the CEA Holding Subscription Agreement was agreed after arm’s length negotiations between the parties to the agreement. We note that the Subscription Price is the same as the subscription price payable by SIA and Temasek under the Investor Subscription Agreement.

We have reviewed the closing prices of the H Shares as quoted on the Stock Exchange over the six-month period (the “Review Period”) from 22 November 2006 to 21 May 2007 (the “Last Trading Day”), being the last trading day of the H Shares immediately prior to the suspension of trading in the H Shares pending release of the announcement dated 2 September 2007 made by the Company in relation to, among other things, the commercial consensus with SIA and Temasek on strategic investment in the Company, and the proposed subscription of new H Shares by CEA Holding in connection therewith (the “September Announcement”). The Subscription Price of HK$3.80 represents:

(i)	a premium of approximately 1.88% over the closing price of HK$3.73 per H Share as quoted on the Stock Exchange on the Last Trading Day;

(ii)
a premium of approximately 12.43% over the average closing price of HK$3.38 per H Share as quoted on the Stock Exchange for the last five consecutive trading days up to and including the Last Trading Day;

(iii)	a premium of approximately 35.71% over the average closing price of HK$2.80 per H Share as quoted on the Stock Exchange for the one-month period from 22 April 2007 to the Last Trading Day;

(iv)	a premium of approximately 52.00% over the average closing price of HK$2.50 per H Share as quoted on the Stock Exchange for the three-month period from 22 February 2007 to the Last Trading Day; and

(v)	a premium of approximately 68.14% over the average closing price of HK$2.26 per H Share as quoted on the Stock Exchange for the six-month period from 22 November 2006 to the Last Trading Day.

We note that the closing prices of the H Shares started an upward trend in September 2007 after the release of the September Announcement and the resumption of trading in the H Shares on 3 September 2007. Chart 1 below illustrates the closing prices of the H Shares as quoted on the Stock Exchange during the period from 22 November 2006 to the Latest Practicable Date.

LETTER FROM SHENYIN WANGUO

Chart 1.
Closing prices of the H Shares as quoted on the Stock Exchange from
22 November 2006 to the Latest Practicable Date

Source: Bloomberg

Notes:

A	represents the 6-month period from 22 November 2006 to the Last Trading Day.

B	represents the period from 22 May 2007 to 2 September 2007, being the period of suspension of trading in the H Shares pending release of the September Announcement.

C
represents the period from 3 September 2007, being the first trading day of the H Shares immediately upon resumption of trading in the H Shares after the release of the September Announcement, to the Latest Practicable Date.

During the period marked A in Chart 1 above, closing prices of the H Shares as quoted on the Stock Exchange ranged from HK$1.43 to HK$3.73 which were below the Subscription Price.

We note that prices of the H Shares closed at levels above the Subscription Price subsequent to the date of the September Announcement (being 2 September 2007) during the period marked C in Chart 1 above and the closing price of the H Shares reached a high of HK$9.72 on 21 September 2007 during that period. As at the Latest Practicable Date, the H Share price closed at HK$6.05. However, as illustrated in Chart 1 above, during the period from 22 November 2006 to the Latest Practicable Date, the closing prices of the H Shares ranged from HK$1.43 to HK$9.72 and the Subscription Price lies within this range.

LETTER FROM SHENYIN WANGUO

The Subscription Price represents:

(i)
a discount of approximately 50.59% to the closing price of HK$7.69 per H Share as quoted on the Stock Exchange on 2 November 2007, being the last trading day of the H Shares immediately prior to the suspension of trading in the H Shares pending release of the announcement dated 9 November 2007 made by the Company in relation to, among other things, the Share Subscriptions;

(ii)
a discount of approximately 53.03% to the average closing price of HK$8.09 per H Share as quoted on the Stock Exchange for the last ten consecutive trading days up to and including 2 November 2007; and

(iii)	a discount of approximately 37.19% to the closing price of HK$6.05 per H Share as quoted on the Stock Exchange on the Latest Practicable Date.

We also note that the Subscription Price represents a premium of approximately 326.97% over the unaudited consolidated net asset value per share of the Company of approximately RMB0.8511 (or approximately HK$0.891) as at 30 September 2007.

In assessing the Subscription Price, we have attempted to select companies that are comparable to the Company based on the criteria that these companies (i) are PRC state controlled public aviation transportation enterprises whose H shares are listed on the Stock Exchange; and (ii) have issued new H shares during the past two years. Based on our research of published information, we have identified one company, being Air China, that meets our criteria for comparison purpose and made reference to a recent transaction relating to the subscription for new H shares in Air China by Cathay Pacific Airways Limited (“Cathay”). As set out in the joint announcement dated 8 June 2006 made by, among others, Air China and Cathay, trading in Air China H shares was suspended on 5 June 2006. On 8 June 2006, Air China, Cathay and others entered into a conditional agreement (the “Air China Agreement”) in relation to, among other things, the subscription by Cathay in cash for 1,179,151,364 new Air China H shares at an aggregate subscription price of HK$4.07 billion, representing HK$3.45 per Air China H share (the “Air China Subscription”). We understand from the circular issued by Air China dated 3 July 2006 that the subscription price per Air China H share under the Air China Subscription was determined by the parties after arm’s length negotiation, in particular with reference to the then prevailing and average trading prices of Air China H shares prior to the entering into of the Air China Agreement on 8 June 2006.

1.
Unless otherwise specified in this letter, translation of RMB into HK$ is made in this letter, for illustration only, at the rate of RMB1.00 to HK$1.04. No representation is made that any amount in RMB could have been or could be converted at this rate or any other rate.

LETTER FROM SHENYIN WANGUO

The subscription price per Air China H share of HK$3.45 under the Air China Subscription represents:

(i)
a premium of approximately 11.29% over the closing price of HK$3.10 per Air China H share as quoted on the Stock Exchange on 2 June 2006, being the last trading day of the Air China H shares immediately prior to the suspension of trading in the Air China H shares pending release of the joint announcement dated 8 June 2006 made by, among others, Air China and Cathay in relation to, among other things, the Air China Subscription;

(ii)
a premium of approximately 11.65% over the average closing price of HK$3.09 per Air China H share as quoted on the Stock Exchange for the last five consecutive trading days up to and including 2 June 2006;

(iii)	a premium of approximately 4.23% over the average closing price of HK$3.31 per Air China H share as quoted on the Stock Exchange for the one-month period up to 2 June 2006;

(iv)	a premium of approximately 11.29% over the average closing price of HK$3.10 per Air China H share as quoted on the Stock Exchange for the three-month period up to 2 June 2006; and

(v)	a premium of approximately 20.21% over the average closing price of HK$2.87 per Air China H share as quoted on the Stock Exchange for the six-month period up to 2 June 2006.

As mentioned in the Letter from the Board, the Subscription Price is the same as the subscription price under the Investor Subscriptions. It is stated in the Letter from the Board that the subscription price under the Investor Subscriptions was determined by reference to the trading prices of H Shares in May 2007. We note that the last trading day of the H Shares immediately prior to the suspension of trading in the H Shares pending the release of the September Announcement was 21 May 2007. Trading in the H Shares was resumed on 3 September 2007 after the entering into of the heads of agreement by the Company, CEA Holding, SIA and Temasek on 2 September 2007.

Having taking into account that both the Subscription Price and the subscription price per Air China H share under the Air China Subscription were arrived at between the relevant parties prior to the entering into of the relevant agreements with reference to their respective trading prices before the suspension of trading, we consider that it is appropriate to compare the Subscription Price and the subscription price per Air China H share under the Air China Subscription against the respective closing shares prices of both companies prior to the suspension of trading. The following table summarises the premiums represented by the subscription price per H share under each of the CEA Holding Subscription and the Air China Subscription over the relevant closing prices:

LETTER FROM SHENYIN WANGUO

	Premium represented by subscription price
Date/Period	CEA Holding Subscription	Air China Subscription

Closing price on the last trading day immediately prior to the suspension of trading in the relevant H shares pending release of the initial announcement (the “Latest Trading Day”)	1.88%	11.29%

Average closing price for the last five consecutive trading days immediately prior to the suspension of trading in the relevant H shares pending release of the initial announcement (the “Last 5 Days”)	12.43%	11.65%

Average closing price for the one-month period up to the Latest Trading Day (“One-month Period”)	35.71%	4.23%

Average closing price for the three-month period up to the Latest Trading Day (“Three-month Period”)	52.00%	11.29%

Average closing price for the six-month period up to the Latest Trading Day (“Six-month Period”)	68.14%	20.21%

As demonstrated in the table above, the premium represented by the subscription price per H share under the Air China Subscription over the closing price on the Latest Trading Day is higher than that under the CEA Holding Subscription. However, the premiums represented by the Subscription Price under the CEA Holding Subscription over the average closing price for each of the Last 5 Days, One-month Period, Three-month Period and Six-month Period are well above those under the Air China Subscription.

LETTER FROM SHENYIN WANGUO

We consider that as (i) the Subscription Price lies above the range of the closing prices of the H Shares during the Review Period; (ii) the Subscription Price represents a premium over the closing price of the H Shares as quoted on the Stock Exchange on the Last Trading Day; (iii) the premiums represented by the Subscription Price over the relevant closing prices of the H Shares generally lie above those of the Air China Subscription; and (iv) the Subscription Price represents a premium of approximately 326.97% over the unaudited consolidated net asset value per share of the Company as at 30 September 2007, the Subscription Price is fair and reasonable so far as the Company and the Independent Shareholders are concerned.

4.	Dilution effect

Completion of the Investor Subscriptions and the CEA Holding Subscription will be inter-conditional and will take place simultaneously. Upon completion of the Share Subscriptions, a total of 2,984,850,000 new H Shares will be issued. As illustrated in the table set out under the paragraph headed “Regulatory requirements” above, the existing independent H shareholders of the Company (being holders of H Shares other than CEA Holding and its associates) will suffer a dilution to their shareholdings from approximately 32.19% to approximately 19.96% upon completion of the Share Subscriptions.

Having take into account that:

(i)	the CEA Holding Subscription would enable the Company to comply with the requirements under the Civil Aviation Investment Regulations; and

(ii)
the capital injection through the Share Subscriptions will help improve the financial position of the Group as set out in the paragraph headed “Financial effects of completion of the Share Subscriptions” below, we consider that the dilution on the shareholding interest of the existing independent H shareholders of the Company as mentioned above is acceptable.

LETTER FROM SHENYIN WANGUO

5.	Financial effects of completion of the Share Subscriptions

The total proceeds of the CEA Holding Subscription will be approximately HK$4,181,588,400 before deduction of expenses. As completion of the Investor Subscriptions and the CEA Holding Subscription will be inter-conditional and will take place simultaneously, the Company will receive total proceeds of approximately HK$11,342,430,000 before deduction of expenses upon completion of the Share Subscriptions.

(i)	Current ratio

According to the interim report of the Company for the six months ended 30 June 2007, the Group had unaudited currents assets and current liabilities of approximately RMB8,800,906,000 (or approximately HK$9,152,942,000) and RMB33,927,814,000 (or approximately HK$35,284,927,000) respectively. The current ratio, being current assets divided by current liabilities, of the Group as at 30 June 2007 was approximately 0.26. With the receipt of the gross proceeds from the Share Subscriptions of approximately HK$11,342,430,000, the cash and bank balances of the Group would be increased and hence the current ratio would rise to approximately 0.58.

(ii)	Gearing ratio

According to the interim report of the Company for the six months ended 30 June 2007, the Group had unaudited total liabilities and total assets of approximately RMB59,534,563,000 (or approximately HK$61,915,946,000) and RMB62,644,315,000 (or approximately HK$65,150,088,000) respectively. The gearing ratio (being the ratio of total liabilities over total assets) of the Group was approximately 0.95 as at 30 June 2007. With the receipt of the gross proceeds from the Share Subscriptions of approximately HK$11,342,430,000 in cash, the total assets of the Group would be increased and hence the gearing ratio would drop to approximately 0.81.

In view of the above, we consider that completion of the Share Subscriptions will strengthen the financial position of the Group.

LETTER FROM SHENYIN WANGUO

RECOMMENDATION

We have considered the above principal factors and reasons and, in particular, have taken into account the following factors in arriving at our opinion:

(i)	the CEA Holding Subscription would enable the Company to comply with the requirements under the Civil Aviation Investment Regulations;

(ii)	the Subscription Price is fair and reasonable so far as the Company and the Independent Shareholders are concerned;

(iii)	the dilution on the shareholding interest of the existing independent H shareholders of the Company as mentioned above is acceptable; and

(iv)	the completion of the Share Subscriptions will strengthen the financial position of the Group.

Having considered the above, we are of the view that the CEA Holding Subscription is fair and reasonable, on normal commercial terms, and in the interests of the Company and the Independent Shareholders as a whole. Accordingly, we would recommend the Independent Shareholders, and advise the Independent Board Committee to recommend to the Independent Shareholders, to vote in favour of the resolutions to be proposed at the EGM to approve the CEA Holding Subscription.

Yours faithfully,
For and on behalf of
Shenyin Wanguo Capital (H.K.) Limited
Willis Ting	Tanny Chau
Managing Director	Director

APPENDIX I	BIOGRAPHY OF EACH OF THE PROPOSED NON-EXECUTIVE DIRECTORS

INFORMATION ON NON-EXECUTIVE DIRECTORS TO BE APPOINTED

Mr. Stephen Lee Ching Yen

Mr. Stephen Lee, aged 60, graduated with a Master of Business Administration degree from Northwestern University, Illinois, the United States of America in 1973. Mr. Lee has been a director of SIA since 26 April 2004 and became its Chairman on 1 January 2006. He is also Managing Director of both Shanghai Commercial and Savings Bank Ltd. (Taiwan) and Great Malaysia Textile Investments Private Limited, and a director of Baosteel Group Corporation (Shanghai). Mr. Lee serves as President of Singapore National Employers Federation and Chairman of Singapore Business Federation.

Mr. Lee’s other current key directorships include: Chairman of SIA Engineering Limited since 2006, advisor of Temasek Holdings (Private) Limited and director of Baosteel Group Corporation, Shanghai since 2005, director of Shanghai Commercial & Savings Bank Ltd, Hong Kong since 2004, director of Fraser & Neave Limited since 1997, Managing Director of Great Malaysia Textile Investments Private Limited since 1994, director of G2000 (Apparel) Limited since 1991, and Managing Director of Shanghai Commercial & Savings Bank Ltd, Taiwan since 1979.

Mr. Lee’s current public service include: Chairman of Singapore Business Federation since 2002, director of Kidney Dialysis Foundation, Singapore since 1996, President of Singapore National Employers Federation and member of National Wages Council, Singapore since 1988, and director of Singapore Labour Foundation since 1978.

Mr. Lee’s previous directorships includes: Chairman of PSA International Pte Ltd from 2002 to November 2005, Chairman of Vertex Venture Holdings Ltd from 2001 to 2003, Chairman of Vickers Ballas Holdings Ltd from 2001 to 2002, director of Neptune Orient Lines Ltd from 2000 to 2002, Chairman of International Enterprise Singapore from 1995 to 2002, and Nominated Member of Parliament from 1994 to 1997.

Mr. Lee was awarded People’s Republic of China “Friendship Award” in 2007, Singapore National Day - The Distinguished Service Order Award in 2006, and Singapore National Day - The Public Service Star Award in 1998. Save as disclosed in the above, Mr. Lee has not held any directorship in public listed companies or other major appointment in the past 3 years preceding the Latest Practicable Date nor has he any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Lee does not have, and is not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the SFO.

As at the Latest Practicable Date, there is no service contract between the Company and Mr. Lee in respect of the aforesaid appointment and Mr. Lee is not entitled to any remuneration from the Company, which is equal treatment as compared with other non-executive Directors (excluding independent non-executive Directors). Pursuant to the Articles of Association, Mr. Lee will hold office until the next annual general meeting of the Company and will be eligible for re-election at the meeting.

APPENDIX I	BIOGRAPHY OF EACH OF THE PROPOSED NON-EXECUTIVE DIRECTORS

Save as disclosed in this circular, the Board is not aware of any matters in relation to the appointment of Mr. Lee which are required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules and any other matter that need to be brought to the attention of the shareholders of the Company.

Mr. Chew Choon Seng

Mr. Chew Choon Seng, aged 61, graduated with a Master of Science degree in Operations Research and Management Studies from Imperial College of Science and Technology, University of London, United Kingdom and a Bachelor of Engineering degree (1st Class Honours) from the University of Singapore, Singapore. Mr. Chew was appointed director of SIA on 5 March 2003 and became its Chief Executive Officer on 9 June 2003. He joined SIA in 1972 and has held senior assignments in Tokyo, Rome, Sydney, Los Angeles and London, and has headed the planning, marketing, and finance divisions at corporate headquarters. Before becoming Chief Executive Officer, he was Senior Executive Vice-President for administration, covering finance, treasury, corporate planning, human resources and legal and corporate affairs.

Mr. Chew is also currently the Deputy Chairman of SIA Engineering Limited, Deputy Chairman of Singapore Airport Terminal Services Limited, director of Government of Singapore Investment Corporation Pte Ltd, and director of Singapore Exchange Ltd.

Mr. Chew was also Chairman of the Board of Governors of the International Air Transport Association and was also Chairman of Singapore Aircraft Leasing Enterprise Pte Ltd, member of Board of Governors of Singapore International Foundation, director of Virgin Atlantic Limited, director of Virgin Atlantic Airways Limited, and director of Virgin Travel Group Limited.

Save as disclosed in the above, Mr. Chew has not held any directorship in public listed companies or other major appointment in the past 3 years preceding the Latest Practicable Date nor has he any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Chew does not have, and is not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the SFO.

As at the Latest Practicable Date, there is no service contract between the Company and Mr. Chew in respect of the aforesaid appointment and Mr. Chew is not entitled to receive any remuneration from the Company which is equal treatment as compared with other non- executive Directors (excluding independent non-executive Directors). Pursuant to the Articles of Association, Mr. Chew will hold office until the next annual general meeting of the Company and will be eligible for re-election at the meeting.

Save as disclosed in this circular, the Board is not aware of any matters in relation to the appointment of Mr. Chew which are required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules and any other matter that need to be brought to the attention of the shareholders of the Company.

APPENDIX II	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

In connection with the Share Subscriptions and to comply with the amended Company Law of the PRC (effective from 1 January 2006), the Board proposes the following amendments to the existing Articles of Association:

1.	Article 6 of the Articles of Association shall be amended as:

“Article 6
These articles of association of the Company are formulated in accordance with the Company Law, the Special Regulations, the Mandatory Provisions for the Articles of Association of Companies to be Listed Outside China (the “Mandatory Provisions”) and other relevant laws and administrative regulations.”

2.	The 2nd paragraph of Article 10 of the Articles of Association shall be deleted.

3.	Article 20 and Article 21 of the Articles of Association shall be amended as:

“Article 20	As approved by the securities regulatory authority of the State Council, the total amount of shares of the Company is 7,851,800,000 shares.

Article 21
The Company has issued a total of 7,851,800,000 ordinary shares, comprising a total of 3,300,000,000 A shares, representing 42.03% of the total share capital of the Company, a total of 4,551,800,000 H shares, representing 57.97% of the total share capital of the Company (in which 1,100,418,000 H shares subscribed for by China Eastern Air Holding Company, representing 14.015% of the total share capital of the Company).”

4.	Article 24 of the Articles of Association shall be amended as:

“Article 24	The registered capital of the Company is RMB7,851,800,000.”

5.	Item (13) of the 1st paragraph of Article 56 of the Articles of Association shall be amended as:

“(13)	to consider motions raised by shareholder(s) who hold 3 per cent or more of the voting shares of the Company;”

APPENDIX II	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

6.	The 1st paragraph of Article 60 of the Articles of Association shall be amended as:

“Article 60
When the Company convenes a shareholders’ meeting, shareholder(s) holding 3 per cent or more of the total voting shares of the Company shall have the right to propose new motions in writing, and the Company shall place those matters in the proposed motions which fall within the scope of functions and powers of the shareholders’ general meeting on the meeting agenda.”

7.	The 2nd paragraph of Article 71 of the Articles of Association shall be amended as:

“To adopt an ordinary resolution, votes representing more than one half of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed.”

8.	Clause A and Clause B of Article 78 of the Articles of Association shall be deleted.

9.	Article 94 of the Articles of Association shall be amended as:

“Article 94	The Company shall have a board of directors. The board of directors shall consist of fourteen (14) directors. The board of directors shall have one Chairman and one Vice-chairman.”

10.	The 2nd paragraph of Article 96 of the Articles of Association shall be amended as:

“Except the board of directors’ resolutions in respect of the matters specified in sub-paragraphs (6), (7) and (11) of this Article which shall be passed by two-thirds or more of all the directors, the board of directors’ resolutions in respect of all other matters may be passed by more than one half of all directors.”

11.	The 1st paragraph of Article 106(A) of the Articles of Association shall be amended as:

“Article 106(A)
The board of directors shall consist of at least one third (1/3) independent directors, including at least one accounting expert. Each independent director shall duly perform his or her obligations and protect the Company’s interests with special concern to protect public shareholders’ legal interests from any infringement.”

APPENDIX II	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

12.	Article 151 of the Articles of Association shall be amended as:

“Article 151
The Company’s after-tax profit shall be allocated in accordance with the following order:

(1)   making up losses;

(2)   allocation to the statutory common reserve fund;

(3)   allocation to the discretionary common reserve fund upon approval by resolution of the shareholders’ general meeting; and

(4)   payment of dividends in respect of ordinary shares.

The board of directors shall, in accordance with the laws and administrative regulations of the State (if any) and the Company’s operation and development requirements, determine the detailed proportions of profit distributions in items (2) to (4) above and submit the same to the shareholders’ general meeting for approval.”

13.	Article 153, Article 154 and Article 155 of the Articles of Association shall be amended as:

“Article 153
The common reserve fund of the Company shall be used for the following purposes:

(1)   making up losses, but the capital reserves shall not be used to make up losses;

(2)   expansion of the production and operation of the Company; and

(3)   converting into increased share capital.

Article 154
When the Company converts its common reserve fund into its capital upon a resolution adopted in shareholders’ general meeting, the Company shall either distribute new shares in proportion to the shareholders’ existing shareholding, or increase the par value of each share, provided, however, that when the statutory common reserve fund is converted to capital, the balance of the statutory common reserve fund shall not fall below 25 per cent of the registered capital.

Article 155	The Company shall not declare any dividend before making up its losses and allocating funds to the statutory common reserve fund.”

APPENDIX III	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular, the omission of which would make any statement herein misleading.

2.	DISCLOSURE OF INTERESTS

Directors, supervisors, chief executives and senior management

The interests of the Directors, supervisors, chief executives and senior management in the issued share capital of the Company as at the Latest Practicable Date were as follows:

Number and type of shares held and nature of interest
Name	Position	Personal	Family	Corporate	Total	Capacity in which the A shares were held

Li Fenghua	Chairman,	6,600 A	-	-	6,600 A	Beneficial
	Non-Executive	shares			shares	owner
	Director	(Note 1)			(Note 1)

Li Jun	Vice-Chairman	-	-	-	0	-
Non-Executive
Director

Luo Chaogeng	Non-Executive	6,600 A	-	-	6,600 A	Beneficial
	Director	shares			shares	owner
		(Note 1)			(Note 1)

Cao Jianxiong	President,	7,656 A	-	-	7,656 A	Beneficial
	Executive	shares			shares	owner
	Director	(Note 2)			(Note 2)

Luo Zhuping	Executive	11,616 A	-	-	11,616 A	Beneficial
	Director,	shares			shares	owner
	Company	(Note 3)			(Note 3)
secretary

APPENDIX III	GENERAL INFORMATION

		Number and type of shares held and nature of interest
Name	Position	Personal	Family	Corporate	Total	Capacity in which the A shares were held

Hu Honggao	Independent	-	-	-	0	-
	non-executive
	Director

Peter Lok	Independent	-	-	-	0	-
	non-executive
	Director

Wu Baiwang	Independent	-	-	-	0	-
	non-executive
	Director

Zhou Ruijin	Independent	-	-	-	0	-
	non-executive
	Director

Xie Rong	Independent	-	-	-	0	-
	non-executive
	Director

Liu Jiangbo	Chairman of the
	Supervisory	-	-	-	0	-
	Committee

Xu Zhao	Supervisor	-	-	-	0	-

Wang Taoying	Supervisor	-	-	-	0	-

Yang Jie	Supervisor	6,600 A	-	-	6,600 A	Beneficial
		shares			shares	owner
		(Note 1)			(Note 1)

Liu Jiashun	Supervisor	3,960 A	-	-	3,960 A	Beneficial
		shares			shares	owner
		(Note 4)			(Note 4)

Zhang	Vice President	-	-	-	0	-
Jianzhong

APPENDIX III	GENERAL INFORMATION

Number and type of shares held and nature of interest
Name	Position	Personal	Family	Corporate	Total	Capacity in which the A shares were held

Li Yangmin	Vice President	3,960 A	-	-	3,960 A	Beneficial
		shares			shares	owner
		(Note 4)			(Note 4)

Fan Ru	Vice President	3,696 A	-	-	3,696 A	Beneficial
		shares			shares	owner
		(Note 5)			(Note 5)

Luo Weide	Chief Financial	3,960 A	-	-	3,960 A	Beneficial
	Officer	shares			shares	owner
		(Note 4)			(Note 4)

Note 1:	representing approximately 0.0002% of the Company’s total issued listed A shares, totalling 3,300,000,000 A shares, as at the Latest Practicable Date.

Note 2:	representing approximately 0.000232% of the Company’s total issued listed A shares, totaling 3,300,000,000 A shares, as at the Latest Practicable Date.

Note 3:	representing approximately 0.000352% of the Company’s total issued listed A shares, totaling 3,300,000,000 A shares, as at the Latest Practicable Date.

Note 4:	representing approximately 0.00012% of the Company’s total issued listed A shares, totaling 3,300,000,000 A shares, as at the Latest Practicable Date.

Note 5:	representing approximately 0.000112% of the Company’s total issued listed A shares, totaling 3,300,000,000 A shares, as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Company’s supervisors, chief executives or members of senior management of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interest and short position which he/she was taken or deemed to have under such provisions of the SFO) or (ii) entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in appendix 10 to the Listing Rules.

Each of Li Fenghua, Li Jun, Cao Jianxiong and Luo Chaogeng was as at the Latest Practicable Date a director or employee of CEA Holding, which, as disclosed below, was a company having, as at the Latest Practicable Date, an interest in the Company’s shares required to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

APPENDIX III	GENERAL INFORMATION

Substantial shareholders

Interests in the Company

So far as is known to the Directors, as at the Latest Practicable Date, each of the following persons, other than a Director, supervisor, chief executive or member of the Company’s senior management, had an interest and/or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was otherwise interested in 5% or more of any class of the then issued share capital of the Company:

			Interest
			As at the Latest Practicable Date
Name of shareholder	Nature of shares interested	Number of shares interested	Approximate percentage of shareholding in the Company’s total issued shares capital	Approximate percentage of shareholding in the Commpany’s total issued A shares	Approximate percentage of shareholding in the Commpany’s total issued H shares	Short position

CEA Holding	A shares	2,904,000,000	59.67%	88%	-	-

SIA	A shares	2,913,999,969	59.87%	88.3%	-	-
(Note 1)

Temasek Holdings	A shares	2,913,999,969	59.87%	88.3%	-	-
(Private) Limited
(Note 1)

CEA Holding	H shares	2,984,850,000	61.33%	-	190.49%	-
(Note 2)

SIA	H shares	2,984,850,000	61.33%	-	190.49%	-
(Note 2)

Temasek Holdings	H shares	2,984,850,000	61.33%	-	190.49%	-
(Private) Limited
(Note 2)

HKSCC Nominees	H shares	1,543,938,799	31.72%	-	98.53%	-
Limited
(Notes 3 to 8)

APPENDIX III	GENERAL INFORMATION

Notes:

Based on the information available to the Directors (including such information as was available on the website of the Stock Exchange) and so far as they are aware and understand, as at the Latest Practicable Date:

1.
Pursuant to section 317 and 318 of the SFO, by virtue of the Shareholders Agreement entered into between CEA Holding, SIA and Temasek, (i) SIA and Temasek Holdings (Private) Limited are deemed to be interested in the 2,904,000,000 A shares (representing approximately 88% of the then total issued A shares) held by CEA Holding in the capacity of beneficial owner and (ii) SIA and Temasek Holdings (Private) Limited are also deemed to be interested in the 9,999,969 A shares (representing approximately 0.30% of the then total issued A shares) deemed to be interested by Temasek Holdings (Private) Limited. Such 9,999,969 A shares were held by Temasek Fullerton Alpha Pte. Ltd. in the capacity of beneficial owner, which in turn was 100% held by Fullerton (Private) Limited, which in turn was ultimately 100% held by Temasek Holdings (Private) Limited.

2.
Pursuant to sections 317 and 318 of the SFO, by virtue of the Shareholders Agreement entered into between CEA Holding, SIA and Temasek, each of CEA Holding, SIA and Temasek Holdings (Private) Limited is deemed to be interested in all of the 2,984,850,000 H shares of the Company being the total of (i) 1,100,418,000 H shares deemed to be interested by CEA Holding, (ii) 1,235,005,263 H shares deemed to be interested by SIA, and (iii) 649,426,737 H shares deemed to be interested by Temasek Holdings (Private) Limited.

3.
Among the 1,543,938,799 H shares held by HKSCC Nominees Limited, 172,718,000 H shares (representing approximately 11.02% of the Company’s then total issued H shares) were held by China National Aviation Corporation (Group) Limited in the capacity of beneficial owner, which in turn was ultimately 100% controlled by China National Aviation Holding Company.

4.
Among the 1,543,938,799 H shares held by HKSCC Nominees Limited, 78,652,000 H shares (representing approximately 5.02% of the Company’s then total issued H shares) were held by Citadel Equity Fund Ltd. in the capacity of beneficial owner, which in turn was 100% controlled by Citadel Holdings Ltd., which in turn was ultimately 80.45% controlled by Citadel Kensington Global Strategies Fund Limited.

5.
Among the 1,543,938,799 H shares held by HKSCC Nominees Limited, 78,652,000 H shares (representing approximately 5.02% of the Company’s then total issued H shares) were held by Citadel Limited Partnership in the capacity of beneficial owner, which in turn was ultimately 100% controlled by Citadel Investment Group, LLC.

6.
Among the 1,543,938,799 H shares held by HKSCC Nominees Limited, 78,652,000 H shares (representing approximately 5.02% of the Company’s then total issued H shares) were held by Citadel Investment Group (Hong Kong) Limited in the capacity of beneficial owner, which in turn was ultimately 100% controlled by Citadel Investment Group, LLC.

7.
Among the 1,543,938,799 H shares held by HKSCC Nominees Limited, Barclays PLC had, through controlled corporations, an interest in an aggregate of 88,474,970 H shares of the Company (representing approximately 5.64% of the Company’s then total issued H shares). Barclays PLC was interested in the aforesaid 88,474,970 H shares of the Company in the manner as follows:

(a)
360,970 H shares (representing approximately 0.02% of the Company’s then total issued H shares) were held by Barclays Global Investors Ltd in the capacity of beneficial owner, which in turn was 100% controlled by Barclays Global Investors UK Holdings Limited, which in turn was 92.3% controlled by Barclays Bank PLC, which in turn was ultimately 100% controlled by Barclays PLC;

(b)
6,290,000 H shares (representing approximately 0.4% of the Company’s then total issued H shares) were held by Barclays Global Investors, N.A. in the capacity of beneficial owner, which in turn was 100% controlled by Barclays California Corporation, which in turn was 100% controlled by Barclays Global Investors Finance Limited, which in turn was 92.3% controlled by Barclays Global Investors UK Holdings Limited, which in turn was 92.3% controlled by Barclays Bank PLC, which in turn was ultimately 100% controlled by Barclays PLC; and

(c)
81,824,000 H shares (representing approximately 5.22% of the Company’s then total issued H shares) were held by Barclays Global Fund Advisors in the capacity of beneficial owner, which in turn was 100% controlled by Barclays Global Investors, N.A., which in turn was 100% controlled by Barclays California Corporation, which in turn was 100% controlled by Barclays Global Investors Finance Limited, which in turn was 92.3% controlled by Barclays Global Investors UK Holdings Limited, which in turn was 92.3% controlled by Barclays Bank PLC, which in turn was ultimately 100% controlled by Barclays PLC.

8.
Among the 1,543,938,799 H shares held by HKSCC Nominees Limited, 78,553,400 H shares (representing approximately 5.01% of the Company’s then total issued H shares) were held by INVESCO Hong Kong Limited (previously known as INVESCO Asia Limited) in the capacity of investment manager.

Save as disclosed above and so far as the Directors are aware, as at the Latest Practicable Date, no other person had an interest or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

APPENDIX III	GENERAL INFORMATION

Interests in other members of the Group

So far as is known to the Directors, as at the Latest Practicable Date, each of the following persons, other than the Company or any of its Directors, supervisors, chief executives and members of the senior management, was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the relevant member of the Group:

		Approximate
	Name of relevant substantial	percentage of
Subsidiary	shareholder	shareholding

上海科技宇航有限公司	新加坡科技宇航有限公司	49%
(Shanghai Technology Aerospace	(Singapore Technology
Company Limited)	Aerospace Limited)

東方航空(汕頭)經濟發展有限公司	汕頭航空用品總公司	45%
(Eastern Airlines (Shantou) Economic	(Shantou Aviation Equipment
Development Co., Ltd.)	Group Company)

上海東方飛機維修有限公司	Aircraft Engineering Investment	40%
(Shanghai Eastern Aircraft	Ltd.
Maintenance Co., Ltd.)

中國貨運航空有限公司	中國遠洋運輸(集團)總公司	30%
(China Cargo	(China Ocean Shipping
Airlines Co., Ltd.)	(Group) Company)

上海東方遠航物流有限公司	中國遠洋運輸(集團)總公司	30%
(Shanghai Eastern	(China Ocean Shipping
Logistics Co. Ltd.)	(Group) Company)

中國東方航空江蘇有限公司	江蘇省國信資產管理集團有限公司	23.89%
(China Eastern Airlines Jiangsu	(Jiangsu Provincial Guoxin Asset
Co., Ltd.)	Management Group Co., Ltd.)

東航發展(香港)有限公司	大中華運通有限公司	20%
(Eastern Airlines Development	(Dazhonghua
(HK) Co., Ltd.)	Yuntong Co., Ltd.)

東航大酒店有限公司	CEA Holding	14%
(Eastern Airlines Hotel
Co., Ltd.)

APPENDIX III	GENERAL INFORMATION

Save as disclosed above and so far as is known to the Directors, as at the Latest Practicable Date, no other person (other than the Directors, the Company’s supervisors, chief executives or members of senior management of the Company) had an interest or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

3.	EXPERT STATEMENTS

This circular includes statement(s) made by the following expert:

Name	Qualification

Shenyin Wanguo Capital (H.K.) Limited	Licensed corporation to carry on type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO

Shenyin Wanguo Capital has given and has not withdrawn its written consent to the issue of this circular with its statement(s) included in the form and context in which it is included.

As at the Latest Practicable Date, Shenyin Wanguo Capital did not have any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

As at the Latest Practicable Date, Shenyin Wanguo Capital did not have any interest in any assets which have been, since 31 December 2006 (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

4.	NO MATERIAL ADVERSE CHANGE

The Directors confirm that there has been no material adverse change in the financial or trading position of the Group since 31 December 2006, being the date to which the latest published audited accounts of the Company have been made up.

APPENDIX III	GENERAL INFORMATION

5.	MISCELLANEOUS

Company’s officers

Mr. Luo Zhuping, who is a holder of a Master ’s degree in global economics, is a Director and the secretary of the Company.

Mr. Luo Weide, the Company’s Chief Financial Officer having a professional accounting qualification recognised in the PRC, is the qualified accountant of the Company appointed pursuant to Rule 3.24 of the Listing Rules. Since Mr. Luo does not possess the professional qualification normally required under Rule 3.24 of the Listing Rules, the Company has applied for, and the Stock Exchange has granted, a conditional waiver from strict compliance with that rule for a period of three years commencing on 28 January 2005. Details of the waiver are disclosed in the Company’s announcement dated 1 February 2005.

Service contracts

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group which is not expiring or terminable by the Group within a year without payment of any compensation (other than statutory compensation).

Competing interests

As at the Latest Practicable Date, none of the Directors or, so far as is known to them, any of their respective associates was interested in any business (apart from the Group’s business) which competes or is likely to compete either directly or indirectly with the Group’s business (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder).

Interests in the Group’s assets or contracts or arrangements significant to the Group

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any interest in any assets which have been, since 31 December 2006 (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors or supervisors of the Company was materially interested in any contract or arrangement, subsisting at the date of this circular, which is significant in relation to the business of the Group.

APPENDIX III	GENERAL INFORMATION

Litigation

In 2005, the family members of certain victims in the aircraft accident (the aircraft was then owned and operated by China Eastern Air Yunnan Company), which occurred in Baotou on 21 November 2004, sued the Company in a U.S. court for compensation, the amount of which is yet to be determined. The Company had filed a motion to contest the claim in the U.S. court and on 10 July 2007, the U.S. court granted a motion to dismiss the claim on the grounds of forum non conveniens and ordered each of the actions stayed. On 27 July 2007, family members of certain victims appealed, but the U.S. court has not yet rendered judgment.

Save as disclosed above, as at the Latest Practicable Date, the Directors were not aware of any litigation or claim of material importance pending or threatened against any member of the Group.

Documents for inspection

Copies of the following documents are available for inspection at the offices of Baker & McKenzie, 14th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong during normal business hours up to and including 6:00 p.m. on the date which is 14 days (excluding Saturdays and Sundays) from the date of this circular:

(i)	the Investor Subscription Agreement;

(ii)	the CEA Holding Subscription Agreement (in Chinese);

(iii)	the Shareholders Agreement;

(iv)	the Cooperation Agreement;

(v)	the Personnel Secondment Agreement;

(vi)	the letter from the Independent Board Committee as set out in this circular;

(vii)	the letter from Shenyin Wanguo Capital as set out in this circular; and

(viii)	the written consent from Shenyin Wanguo Capital referred to under the section headed “Expert Statements” of this appendix.

NOTICE OF EXTRAORDINARY GENERAL MEETING

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the “EGM”) of 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited) (the “Company”) will be held at Meeting Centre, Shanghai Homeyo Hotel (上海航友賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China at 1:30 p.m. on Tuesday, 8 January 2008, or any adjournment thereof, for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions (unless otherwise indicated, capitalised terms used in this notice shall have the same meanings as those defined in the circular of the Company dated Friday, 23 November 2007 (the “Circular”) relating to, among other things, subscription of new H Shares by SIA and Temasek and subscription of new H Shares by CEA Holding):

AS SPECIAL RESOLUTIONS

1.
“THAT, conditional upon (i) the approval of the same by the holders of A Shares at the A Shareholders Class Meeting and by the holders of H Shares at the H Shareholders Class Meeting and (ii) the passing of the ordinary resolution in relation to the approval of the CEA Holding Subscription as further described in Resolution No. 4 below, the terms and conditions of the Investor Subscription Agreement be approved, ratified and confirmed, and the Directors be and are hereby authorized to sign all such documents and/or do all such things and acts as the Directors may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with any transaction contemplated under the Investor Subscription Agreement or any matter incidental thereto, including but not limited to the issue of 1,235,005,263 new H Shares and 649,426,737 new H Shares by the Company to SIA and Temasek respectively pursuant to the Investor Subscription Agreement.”

2.
“THAT, conditional upon (i) the approval of the same by the holders of A Shares at the A Shareholders Class Meeting and by the holders of H Shares at the H Shareholders Class Meeting and (ii) the passing of the ordinary resolution in relation to the approval of the CEA Holding Subscription as further described in Resolution No. 4 below, the terms and conditions of the CEA Holding Subscription Agreement be approved, ratified and confirmed, and the Directors be and are hereby authorized to sign all such documents and/or do all such things and acts as the Directors may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with any transaction contemplated under the CEA Holding Subscription Agreement or any matter incidental thereto, including but not limited to the issue of 1,100,418,000 new H Shares by the Company to CEA Holding pursuant to the CEA Holding Subscription Agreement.”

NOTICE OF EXTRAORDINARY GENERAL MEETING

3.
“THAT, conditional upon and with effect from simultaneous completion of the Investor Subscriptions and the CEA Holding Subscription, the proposed amendments to the Articles of Association as set out in the Circular be and are hereby approved, subject to obtaining any approval, endorsement or registration as may be necessary from the relevant authorities, and the Directors be and are hereby authorized to deal with on behalf of the Company the relevant application, approval, endorsement, registration, filing procedures and other related issues arising from the amendments of the Articles of Association; and the Directors be and are hereby authorized and empowered to make further amendments to the Articles of Association in order to fulfill or accommodate any request that may be raised or made by the relevant authorities during the approval, endorsement and/or registration of the amendments of the Articles of Association.”

AS ORDINARY RESOLUTIONS

4.
“THAT, for the purposes of Chapter 14A of the Listing Rules (which governs connected transactions of the Company) and conditional upon the approval of the same by the holders of A Shares at the A Shareholders Class Meeting and by the holders of H Shares at the H Shareholders Class Meeting, the terms and conditions of the CEA Holding Subscription Agreement and the transaction contemplated thereunder (which transaction is the same as that referred to in Resolution No. 2 above) be approved, ratified and confirmed.”

5.
“THAT, conditional upon and with effect from simultaneous completion of the Investor Subscriptions and the CEA Holding Subscription, the following persons be appointed as non-executive Directors:

(i) Mr. Stephen Lee Ching Yen; and

(ii) Mr. Chew Choon Seng”

Please refer to note 8 of this notice for biographical details of Mr. Stephen Lee Ching Yen and Mr. Chew Choon Seng.

6.	“THAT, the proposal for purchasing liability insurance for Directors and senior officers of the Company, details of which are set out in the Circular, be approved.”

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

NOTICE OF EXTRAORDINARY GENERAL MEETING

The Company’s directors, as at the date hereof, are:

Li Fenghua	(Chairman, Non-executive Director)
Li Jun	(Vice Chairman, Non-executive Director)
Luo Chaogeng	(Non-executive Director)
Cao Jianxiong	(President, Executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent non-executive Director)
Peter Lok	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)

Shanghai, the People’s Republic of China
23 November 2007

Notes:

1.
Persons entitled to attend the EGM

Persons who hold A Shares or H Shares and are registered as holders of the A Shares or H Shares on the register of members maintained by China Securities Depository and Clearing Corporation Limited, Shanghai Branch and Hong Kong Registrars Limited, as the case may be, at the close of business on Friday, 7 December 2007 will be entitled to attend the EGM upon completion of the necessary registration procedures.

2.	Registration procedures for attending the EGM

(i)
Holders of A Shares shall deposit documents of certification of their shares and their authorised representatives’ documents of identity with the Company at its place of business located at 2550 Hongqiao Road, Shanghai, the PRC (fax no: +86 21 62686116) (for the attention of the Office of the Secretary of the Board of Directors) by 4:00 p.m. on Tuesday, 18 December 2007 (if in person or by facsimile) or between Wednesday, 12 December 2007 to Tuesday, 18 December 2007 (if by post). In case such holders are represented by authorised representatives, they shall also deliver their powers of attorney and copies of the attorney’s documents of identity to the above place of business of the Company.

(ii)
Holders of H Shares shall deliver their attendance slips for attending the EGM, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the Company at its place of business stated in paragraph (i) above by 4:00 p.m. on Tuesday, 18 December 2007 (if in person or by facsimile) or between Wednesday, 12 December 2007 to Tuesday, 18 December 2007 (if by post). If proxies are appointed by shareholders to attend the EGM, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(iii)
Shareholders can deliver the necessary documents for registration to the Company in the following manner: in person, by post or by facsimile. Upon receipt of such documents, the Company will complete the registration procedures for attending the EGM and will despatch to shareholders voting forms by post or by facsimile. Shareholders may present the voting forms when attending the EGM as evidence of eligibility to attend the meeting.

NOTICE OF EXTRAORDINARY GENERAL MEETING

3.	Appointing proxies

(i)
Shareholders who have the right to attend and vote at the EGM are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(ii)
The instrument appointing a proxy must be duly authorised in writing by the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For the holders of A Shares, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to the registrar of the Company not less than 24 hours before the time scheduled for the holding of the EGM in order for such documents to be considered valid. For the holders of H Shares, the aforementioned documents must be delivered to Hong Kong Registrars Limited, the Company’s H share registrar, within the same time limit in order for such documents to be considered valid.

(iii)	If more than one proxy has been appointed by any shareholder of the Company, such proxies shall not vote at the same time.

4.	Duration of the EGM TheEGM is expected to last for half a day. Shareholders or their proxies attending the EGM shall be responsible for their own accommodation and travel expenses.

5.	Procedure to otherwise demand a poll Pursuant to Articles 73 to 75 of the Articles of Association, a poll may (before or after any vote by show of hands) otherwise generally be demanded:

(i)	by the chairman of such meeting;

(ii)	by at least two shareholders entitled to vote present in person or by proxy; or

(iii)	by one or more shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at such meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded.

On a poll taken at the meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

Pursuant to Rule 14A.52 of the Listing Rules, the vote taken in respect of Resolution No. 4 shall be taken by poll.

6.
Closure of books

The H Share register of members of the Company will be closed from Saturday, 8 December 2007 to Tuesday, 8 January 2008, both days inclusive, during which period no transfer of the H Shares will be effected. Where applicable, holders of H Shares intending to attend the EGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited, by 4:00 p.m. on Friday, 7 December 2007.

NOTICE OF EXTRAORDINARY GENERAL MEETING

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong
Telephone: +852 2862 8628
Fax: +852 2865 0990

7.	Abstention from voting CEA Holding and its associates will abstain from voting in respect of Resolutions No. 1, 2 and 4.

8.
Biographical details of proposed non-executive directors

Mr. Stephen Lee Ching Yen

Mr. Stephen Lee, aged 60, graduated with a Master of Business Administration degree from Northwestern University, Illinois, the United States of America in 1973. Mr. Lee has been a director of Singapore Airlines Limited (a company listed on the Singapore Stock Exchange) since 26 April 2004 and became its Chairman on 1 January 2006. He is also Managing Director of both Shanghai Commercial and Savings Bank Ltd. (Taiwan) and Great Malaysia Textile Investments Private Limited, and a director of Baosteel Group Corporation (Shanghai). Mr. Lee serves as President of Singapore National Employers Federation and Chairman of Singapore Business Federation.

Mr. Lee’s other current key directorships include: Chairman of SIA Engineering Limited since 2006, advisor of Temasek Holdings (Private) Limited and director of Baosteel Group Corporation, Shanghai since 2005, director of Shanghai Commercial & Savings Bank Ltd, Hong Kong since 2004, director of Fraser & Neave Limited since 1997, Managing Director of Great Malaysia Textile Investments Private Limited since 1994, director of G2000 (Apparel) Limited since 1991, and Managing Director of Shanghai Commercial & Savings Bank Ltd, Taiwan since 1979.

Mr. Lee’s current public service include: Chairman of Singapore Business Federation since 2002, director of Kidney Dialysis Foundation, Singapore since 1996, President of Singapore National Employers Federation and member of National Wages Council, Singapore since 1988, and director of Singapore Labour Foundation since 1978.

Mr. Lee’s previous directorships includes: Chairman of PSA International Pte Ltd from 2002 to November 2005, Chairman of Vertex Venture Holdings Ltd from 2001 to 2003, Chairman of Vickers Ballas Holdings Ltd from 2001 to 2002, director of Neptune Orient Lines Ltd from 2000 to 2002, Chairman of International Enterprise Singapore from 1995 to 2002, and Nominated Member of Parliament from 1994 to 1997.

Mr. Lee was awarded People’s Republic of China “Friendship Award” in 2007, Singapore National Day - The Distinguished Service Order Award in 2006, and Singapore National Day - The Public Service Star Award in 1998.

Save as disclosed in the above, Mr. Lee has not held any directorship in public listed companies or other major appointment in the past 3 years preceding the Latest Practicable Date nor has he any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Lee does not have, and is not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the SFO.

As at the Latest Practicable Date, there is no service contract between the Company and Mr. Lee in respect of the aforesaid appointment and Mr. Lee is not entitled to any remuneration of the Company, which is equal treatment as compared with other non-executive Directors (excluding independent non-executive Directors). Pursuant to the Articles of Association, Mr. Lee will hold office until the next annual general meeting of the Company and will be eligible for re-election at the meeting.

Save as disclosed in this notice, the Board is not aware of any matters in relation to the appointment of Mr. Lee which are required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules and any other matter that need to be brought to the attention of the shareholders of the Company.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Mr. Chew Choon Seng

Mr. Chew Choon Seng, aged 61, graduated with a Master of Science degree in Operations Research and Management Studies from Imperial College of Science and Technology, University of London, United Kingdom and a Bachelor of Engineering degree (1st Class Honours) from the University of Singapore, Singapore. Mr. Chew was appointed director of Singapore Airlines Limited (a company listed on the Singapore Stock Exchange) on 5 March 2003 and became its Chief Executive Officer on 9 June 2003. He joined Singapore Airlines Limited in 1972 and has held senior assignments in Tokyo, Rome, Sydney, Los Angeles and London, and has headed the planning, marketing, and finance divisions at corporate headquarters. Before becoming Chief Executive Officer, he was Senior Executive Vice-President for administration, covering finance, treasury, corporate planning, human resources and legal and corporate affairs.

Mr. Chew is also currently the Deputy Chairman of SIA Engineering Limited, Deputy Chairman of Singapore Airport Terminal Services Limited, director of Government of Singapore Investment Corporation Pte Ltd, and director of Singapore Exchange Ltd.

Mr. Chew was also Chairman of the Board of Governors of the International Air Transport Association and was also Chairman of Singapore Aircraft Leasing Enterprise Pte Ltd, member, Board of Governors of Singapore International Foundation, director of Virgin Atlantic Limited, director of Virgin Atlantic Airways Limited, and director of Virgin Travel Group Limited.

Save as disclosed in the above, Mr. Chew has not held any directorship in public listed companies or other major appointment in the past 3 years preceding the Latest Practicable Date nor has he any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Chew does not have, and is not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the SFO.

As at the Latest Practicable Date, there is no service contract between the Company and Mr. Chew in respect of the aforesaid appointment and Mr. Chew is not entitled to any remuneration of the Company, which is equal treatment as compared with other non-executive Directors (excluding independent non-executive Directors). Pursuant to the Articles of Association, Mr. Chew will hold office until the next annual general meeting of the Company and will be eligible for re-election at the meeting.

Save as disclosed in this notice, the Board is not aware of any matters in relation to the appointment of Mr. Chew which are required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules and any other matter that need to be brought to the attention of the shareholders of the Company.

NOTICE OF H SHAREHOLDERS CLASS MEETING

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

NOTICE OF H SHAREHOLDERS CLASS MEETING

NOTICE IS HEREBY GIVEN THAT a class meeting of holders of H Shares (the “H Shareholders Class Meeting”) of 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited) (the “Company”) will be held at Meeting Centre, Shanghai Homeyo Hotel (上海航友賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China at 2:00 p.m. on Tuesday, 8 January 2008, or any adjournment thereof, for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions (unless otherwise indicated, capitalised terms used in this notice shall have the same meanings as those defined in the circular of the Company dated Friday, 23 November 2007 relating to, among other things, subscription of new H Shares by SIA and Temasek and subscription of new H Shares by CEA Holding):

AS SPECIAL RESOLUTIONS

1.
“THAT, conditional upon the approval of the same by the holders of A Shares at the A Shareholders Class Meeting and by the shareholders of the Company at the EGM, the terms and conditions of the Investor Subscription Agreement be approved, ratified and confirmed, and the Directors be and are hereby authorized to sign all such documents and/or do all such things and acts as the Directors may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with any transaction contemplated under the Investor Subscription Agreement or any matter incidental thereto, including but not limited to the issue of 1,235,005,263 new H Shares and 649,426,737 new H Shares by the Company to SIA and Temasek respectively pursuant to the Investor Subscription Agreement.”

2.
“THAT, conditional upon the approval of the same by the holders of A Shares at the A Shareholders Class Meeting and by the shareholders of the Company at the EGM, the terms and conditions of the CEA Holding Subscription Agreement be approved, ratified and confirmed and the Directors be and are hereby authorized to sign all such documents and/or do all such things and acts as the Directors may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with any transaction contemplated under the CEA Holding Subscription Agreement or any matter incidental thereto, including but not limited to the issue of 1,100,418,000 new H Shares by the Company to CEA Holding pursuant to the CEA Holding Subscription Agreement.”

NOTICE OF H SHAREHOLDERS CLASS MEETING

By order of the Board 中國東方航空股份有限公司 CHINA EASTERN AIRLINES CORPORATION LIMITED Luo Zhuping Director and Company Secretary

The Company’s directors, as at the date hereof, are:

Li Fenghua	(Chairman, Non-executive Director)
Li Jun	(Vice Chairman, Non-executive Director)
Luo Chaogeng	(Non-executive Director)
Cao Jianxiong	(President, Executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent non-executive Director)
Peter Lok	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)

Shanghai, the People’s Republic of China
23 November 2007

Notes:

1.
Persons entitled to attend the H Shareholders Class Meeting

Persons who hold H Shares and are registered as holders of the H Shares on the register of members maintained by Hong Kong Registrars Limited at the close of business on Friday, 7 December 2007 will be entitled to attend the H Shareholders Class Meeting upon completion of the necessary registration procedures.

2.	Registration procedures for attending the H Shareholders Class Meeting

(i)
Holders of H Shares shall deliver their attendance slips for attending the H Shareholders Class Meeting, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the Company at its place of business located at 2550 Hongqiao Road, Shanghai, the PRC (fax no; +86 21 62686116) (for the attention of the Office of the Secretary of the Board of Directors) by 4:00 p.m. on Tuesday, 18 December 2007 (if in person or by facsimile) or between Wednesday, 12 December 2007 to Tuesday, 18 December 2007 (if by post). If proxies are appointed by shareholders to attend the H Shareholders Class Meeting, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(ii)
Shareholders can deliver the necessary documents for registration to the Company in the following manner: in person, by post or by facsimile. Upon receipt of such documents, the Company will complete the registration procedures for attending the H Shareholders Class Meeting and will despatch to shareholders voting forms by post or by facsimile. Shareholders may present the voting forms when attending the H Shareholders Class Meeting as evidence of eligibility to attend the meeting.

NOTICE OF H SHAREHOLDERS CLASS MEETING

3.	Appointing proxies

(i)
Shareholders who have the right to attend and vote at the H Shareholders Class Meeting are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(ii)
The instrument appointing a proxy must be duly authorised in writing by the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. The holders of H Shares must deliver the aforementioned documents to Hong Kong Registrars Limited, the Company’s H Share registrar, not less than 24 hours before the time scheduled for the holding of the H Shareholders Class Meeting in order for such documents to be considered valid.

(iii)	If more than one proxy has been appointed by any shareholder of the Company, such proxies shall not vote at the same time.

4.
Duration of the H Shareholders Class Meeting

The H Shareholders Class Meetings is expected to last for half a day. Shareholders or their proxies attending the H Shareholders Class Meeting shall be responsible for their own accommodation and travel expenses.

5.	Procedure to otherwise demand a poll Pursuant to Articles 73 to 75 of the Articles of Association, a poll may (before or after any vote by show of hands) otherwise generally be demanded:

(i)	by the chairman of such meeting;

(ii)	by at least two shareholders entitled to vote present in person or by proxy; or

(iii)	by one or more shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at such meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded.

On a poll taken at the meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

6.
Closure of books

The H Share register of members of the Company will be closed from Saturday, 8 December 2007 to Tuesday, 8 January 2008, both days inclusive, during which period no transfer of the H Shares will be effected. Where applicable, holders of the H Shares intending to attend the H Shareholders Class Meeting are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H Share registrar, Hong Kong Registrars Limited, by 4:00 p.m. on Friday, 7 December 2007.

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong
Telephone: +852 2862 8628
Fax: +852 2865 0990

7.	Abstention from voting CEA Holding and its associates will abstain from voting in respect of Resolutions No. 1 and 2.